Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

March 31, 2017 and 2016

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2017 and 2016

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of interim consolidated statement of financial position of the Group as of March 31, 2017, and the related interim consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2017 and 2016, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 14, 2017. These financial statements are not included in this review report. The statement of financial position as of December 31, 2016, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2016.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

May 12, 2017

This report is effective as of May 12, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

March 31, 2017 (Unaudited) and December 31, 2016

(in millions of Korean won)	Notes	March 31, 2017		December 31, 2016

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	18,934,003	~~W~~	17,884,863
Financial assets at fair value through profit or loss	4,6,11		28,185,566		27,858,364
Derivative financial assets	4,6,8		2,486,555		3,381,935
Loans	4,6,9,10		267,515,181		265,486,134
Financial investments	4,6,11		45,103,344		45,147,797
Investments in associates	12		1,802,512		1,770,673
Property and equipment	13		3,561,443		3,627,268
Investment property	13		721,832		755,011
Intangible assets	14		653,215		652,316
Current income tax assets			96,620		65,738
Deferred income tax assets	15,32		27,404		133,624
Assets held for sale	16		87,777		52,148
Other assets	4,6,17		11,714,025		8,857,785

Total assets		~~W~~	380,889,477	~~W~~	375,673,656

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	11,409,667	~~W~~	12,122,836
Derivative financial liabilities	4,6,8		2,639,201		3,807,128
Deposits	4,6,19		242,016,681		239,729,695
Debts	4,6,20		26,367,660		26,251,486
Debentures	4,6,21		35,292,250		34,992,057
Provisions	22		519,787		537,717
Net defined benefit liabilities	23		132,275		96,299
Current income tax liabilities			445,898		441,812
Deferred income tax liabilities	15,32		28,516		103,482
Other liabilities	4,6,24		30,435,225		26,329,741

Total liabilities			349,287,160		344,412,253

Equity
Share capital	25		2,090,558		2,090,558
Capital surplus	25		16,995,548		16,994,902
Accumulated other comprehensive income	25,34		438,523		405,329
Retained earnings	25		12,601,361		12,229,228
Treasury shares	25		(801,201)		(721,973)

Equity attributable to shareholders of the parent company			31,324,789		30,998,044
Non-controlling interests			277,528		263,359

Total equity			31,602,317		31,261,403

Total liabilities and equity		~~W~~	380,889,477	~~W~~	375,673,656

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2017 and 2016 (Unaudited)

(In millions of Korean won, except per share amounts)	Notes	2017		2016

Interest income		~~W~~	2,603,810	~~W~~	2,466,332
Interest expense			(877,457)		(960,048)

Net interest income	5,26		1,726,353		1,506,284

Fee and commission income			939,078		719,560
Fee and commission expense			(418,440)		(351,403)

Net fee and commission income	5,27		520,638		368,157

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		241,286		38,229

Net other operating expenses	5,29		(179,322)		(71,987)

General and administrative expenses	5,30		(1,167,221)		(1,053,808)

Operating profit before provision for credit losses	5		1,141,734		786,875

Provision for credit losses	5,10,17,22		(254,894)		(118,968)

Net operating income	5		886,840		667,907

Share of profit of associates	5,12		52,450		37,738
Net other non-operating income	5,31		25,968		14,162

Net non-operating income			78,418		51,900

Profit before income tax	5		965,258		719,807

Income tax expense	5,32		(77,669)		(165,573)

Profit for the period	5		887,589		554,234

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(3,463)		(2,355)
Share of other comprehensive income of associates			(281)		(135)

			(3,744)		(2,490)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(60,954)		(9,174)
Valuation gains(losses) on financial investments			65,567		137,935
Shares of other comprehensive income of associates			23,304		39,592
Cash flow hedges			1,267		(505)
Losses on hedges of a net investment in a foreign operation			7,251		6,941

			36,435		174,789

Other comprehensive income for the period, net of tax			32,691		172,299

Total comprehensive income for the period		~~W~~	920,280	~~W~~	726,533

Profit attributable to:
Shareholders of the parent company	5	~~W~~	870,101	~~W~~	545,004
Non-controlling interests	5		17,488		9,230

	5	~~W~~	887,589	~~W~~	554,234

Total comprehensive income for the period attributable to:
Shareholders of the parent company		~~W~~	903,295	~~W~~	717,213
Non-controlling interests			16,985		9,320

		~~W~~	920,280	~~W~~	726,533

Earnings per share	35
Basic earnings per share		~~W~~	2,192	~~W~~	1,415
Diluted earnings per share			2,180		1,409

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2017 and 2016 (Unaudited)

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity

Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		545,004		—		9,230		554,234

Remeasurements of net defined benefit liabilities		—		—		(2,329)		—		—		(26)		(2,355)
Exchange differences on translating foreign operations		—		—		(9,174)		—		—		—		(9,174)
Change in value of financial investments		—		—		137,874		—		—		61		137,935
Shares of other comprehensive income of associates		—		—		39,457		—		—		—		39,457
Cash flow hedges		—		—		(560)		—		—		55		(505)
Losses on hedges of a net investment in a foreign operation		—		—		6,941		—		—		—		6,941

Total comprehensive income		—		—		172,209		545,004		—		9,320		726,533

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(127,541)		—		(127,541)

Total transactions with shareholders		—		—		—		(378,625)		(127,541)		(5,156)		(511,322)

Balance at March 31, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	602,453	~~W~~	10,630,488	~~W~~	(127,541)	~~W~~	226,265	~~W~~	29,117,933

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228		~~W~~ (721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the period		—		—		—		870,101		—		17,488		887,589

Remeasurements of net defined benefit liabilities		—		—		(3,420)		—		—		(43)		(3,463)
Exchange differences on translating foreign operations		—		—		(60,711)		—		—		(243)		(60,954)
Change in value of financial investments		—		—		65,784		—		—		(217)		65,567
Shares of other comprehensive income of associates		—		—		23,023		—		—		—		23,023
Cash flow hedges		—		—		1,267		—		—		—		1,267
Losses on hedges of a net investment in a foreign operation		—		—		7,251		—		—		—		7,251

Total comprehensive income		—		—		33,194		870,101		—		16,985		920,280

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(497,968)		—		(5,156)		(503,124)
Acquisition of treasury shares		—		566		—		—		(79,228)		—		(78,662)
Others		—		80		—		—		—		2,340		2,420

Total transactions with shareholders		—		646		—		(497,968)		(79,228)		(2,816)		(579,366)

Balance at March 31, 2017	~~W~~	2,090,558	~~W~~	16,995,548	~~W~~	438,523	~~W~~	12,601,361	~~W~~	(801,201)	~~W~~	277,528	~~W~~	31,602,317

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2017 and 2016 (Unaudited)

(in millions of Korean won)	Note	2017		2016

Cash flows from operating activities
Profit for the period		~~W~~	887,589	~~W~~	554,234

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss			(130,297)		(53,183)
Net gain on derivative financial instruments for hedging purposes			(24,443)		(31,566)
Adjustment of fair value of derivative financial instruments			(377)		119
Provision for credit loss			254,894		118,968
Net loss (gain) on financial investments			12,026		(56,874)
Share of profit of associates			(52,450)		(37,738)
Depreciation and amortization expense			74,455		59,279
Other net losses on property and equipment/intangible assets			2,245		3,065
Share-based payments			14,766		3,060
Policy reserve appropriation			(2,751)		164,292
Post-employment benefits			47,219		47,990
Net interest expense			235,563		58,172
Loss on foreign currency translation			129,769		45,118
Net other expense			58,595		38,977

			619,214		359,679

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(40,176)		(362,231)
Derivative financial instruments			103,279		7,172
Loans			(2,711,977)		(3,329,367)
Current income tax assets			(30,882)		4,562
Deferred income tax assets			102,556		426
Other assets			(5,089,363)		(4,983,996)
Financial liabilities at fair value through profit or loss			(969,544)		703,502
Deposits			2,293,080		2,584,485
Deferred income tax liabilities			(58,851)		(100,716)
Other liabilities			3,712,973		4,191,171

			(2,688,905)		(1,284,992)

Net cash outflow from operating activities			(1,182,102)		(371,079)

Cash flows from investing activities
Disposal of financial investments			6,371,310		8,464,929
Acquisition of financial investments			(6,524,417)		(7,146,029)
Disposal of investments in associates			58,079		42,808
Acquisition of investments in associates			(30,412)		(10,479)
Disposal of property and equipment			26		275
Acquisition of property and equipment			(29,223)		(45,424)
Acquisition of investment property			—		(43)
Disposal of intangible assets			1,892		3,026
Acquisition of intangible assets			(21,769)		(17,671)
Net cash flows from the change in subsidiaries			(148,768)		—
Others			21,396		1,790,091

Net cash inflow (outflow) from investing activities			(301,886)		3,081,483

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			39,744		12,227
Net increase(decrease) in debts			112,687		(1,628,939)
Increase in debentures			27,729,936		20,702,745
Decrease in debentures			(27,174,064)		(21,383,964)
Increase(decrease) in other payables from trust accounts			(178,872)		52,454
Acquisition of treasury shares			(82,177)		(121,157)
Disposal of treasury shares			3,596		—
Dividends paid to non-controlling interests			(5,156)		—
Others			11,306		240,379

Net cash inflow (outflow) from financing activities			457,000		(2,126,255)

Effect of exchange rate changes on cash and cash equivalents			(48,371)		11,236

Net increase(decrease) in cash and cash equivalents			(1,075,359)		595,385
Cash and cash equivalents at the beginning of the period	37		7,414,836		7,457,919
Cash and cash equivalents at the end of the period	37	~~W~~	6,339,477	~~W~~	8,053,304

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017.

The Parent Company’s share capital as of March 31, 2017, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the three-month period ended March 31, 2017, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of March 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1007, Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012, Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112, Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarifies that the disclosure requirements in Korean IFRS 1112 apply to an entity’s interests in other entities when those interests are classified as held for sale or discontinued operations in accordance with Korean IFRS 1105 Non-current Assets Held for Sale or Discontinued Operations.

Certain new accounting standards and interpretations that have been published that are not mandatory for March 31, 2017 reporting periods and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture. The Group will retroactively apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. Since the Group is not a venture capital organization or a similar entity, the Group is not exempt from applying the equity method and thus the Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1102, Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments of Korean IFRIC 2122, Foreign Currency Transactions and Advance Consideration

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

According to the enacted interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income(or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration. The Group will apply the enactments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the enactment to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Group is analyzing the financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]

Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]

Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

(b)	Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under Korean IFRS 1039 that impaired asset if there is objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument

3	Objective evidence of impairment

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018 with early application permitted. The Group is analyzing financial impacts of Korean IFRS 1115 on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s internal capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial assets
Due from financial institutions	~~W~~	16,430,380	~~W~~	15,326,173
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		22,996,457		23,058,919
Financial assets designated at fair value through profit or loss		1,657,841		1,693,255
Derivatives		2,486,555		3,381,935
Loans[2]		267,515,181		265,486,134
Financial investments
Available-for-sale financial assets		27,822,784		27,445,752
Held-to-maturity financial assets		10,552,295		11,177,504
Other financial assets[2]		10,111,109		7,322,335

		359,572,602		354,892,007

Off-balance sheet items
Acceptances and guarantees contracts		6,783,658		7,822,124
Financial guarantee contracts		4,380,386		4,746,292
Commitments		96,368,462		97,005,556

		107,532,506		109,573,972

	~~W~~	467,105,108	~~W~~	464,465,979

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~78,230 million and ~~W~~72,349 million as of March 31, 2017 and December 31, 2016, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might be occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans as of March 31, 2017 and December 31, 2016, are classified as follows:

(In millions of Korean won)
	March 31, 2017
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	132,470,553	98.71	~~W~~	119,715,501	98.45	~~W~~	13,533,821	96.24	~~W~~	265,719,875	98.46
Past due but not impaired		1,170,286	0.87		215,103	0.18		209,352	1.49		1,594,741	0.59
Impaired		560,059	0.42		1,671,888	1.37		319,762	2.27		2,551,709	0.95

		134,200,898	100.00		121,602,492	100.00		14,062,935	100.00		269,866,325	100.00

Less: Allowances[1]		(467,036)	0.35		(1,450,623)	1.19		(433,485)	3.08		(2,351,144)	0.87

Carrying amount	~~W~~	133,733,862		~~W~~	120,151,869		~~W~~	13,629,450		~~W~~	267,515,181

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	December 31, 2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	133,491,252	98.86	~~W~~	117,346,453	98.44	~~W~~	13,001,473	96.09	~~W~~	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	~~W~~	134,547,044		~~W~~	117,823,142		~~W~~	13,115,948		~~W~~	265,486,134

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	March 31, 2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	112,529,998	~~W~~	60,747,706	~~W~~	7,047,050	~~W~~	180,324,754
Grade 2		16,245,996		49,209,412		4,993,971		70,449,379
Grade 3		2,688,925		7,115,043		1,205,917		11,009,885
Grade 4		782,928		2,049,491		260,905		3,093,324
Grade 5		222,706		593,849		25,978		842,533

	~~W~~	132,470,553	~~W~~	119,715,501	~~W~~	13,533,821	~~W~~	265,719,875

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	110,720,263	~~W~~	57,754,882	~~W~~	6,804,763	~~W~~	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

	~~W~~	133,491,252	~~W~~	117,346,453	~~W~~	13,001,473	~~W~~	263,839,178

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	March 31, 2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	1,014,333	~~W~~	112,883	~~W~~	40,866	~~W~~	2,204	~~W~~	1,170,286
Corporate		174,852		27,732		12,519		—		215,103
Credit card		156,515		35,398		17,439		—		209,352

	~~W~~	1,345,700	~~W~~	176,013	~~W~~	70,824	~~W~~	2,204	~~W~~	1,594,741

(In millions of Korean won)
	December 31, 2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	782,262	~~W~~	119,667	~~W~~	57,187	~~W~~	2,254	~~W~~	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

	~~W~~	1,093,084	~~W~~	195,633	~~W~~	99,521	~~W~~	2,254	~~W~~	1,390,492

Impaired loans are as follows:

(In millions of Korean won)	March 31, 2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	560,059	~~W~~	1,671,888	~~W~~	319,762	~~W~~	2,551,709
Allowances under
Individual assessment		(476)		(874,043)		—		(874,519)
Collective assessment		(203,170)		(131,923)		(194,136)		(529,229)

		(203,646)		(1,005,966)		(194,136)		(1,403,748)

	~~W~~	356,413	~~W~~	665,922	~~W~~	125,626	~~W~~	1,147,961

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	575,711	~~W~~	1,656,387	~~W~~	302,122	~~W~~	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

		(217,538)		(994,336)		(183,211)		(1,395,085)

	~~W~~	358,173	~~W~~	662,051	~~W~~	118,911	~~W~~	1,139,135

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	20,580	~~W~~	146,254	~~W~~	239,895	~~W~~	54,517,103	~~W~~	54,923,832
Deposits and savings		11,370		5,427		45,615		2,043,911		2,106,323
Property and equipment		7,139		25,135		28,688		5,892,891		5,953,853
Real estate		263,894		360,222		789,248		137,284,950		138,698,314

	~~W~~	302,983	~~W~~	537,038	~~W~~	1,103,446	~~W~~	199,738,855	~~W~~	201,682,322

(In millions of Korean won)
	December 31, 2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	21,168	~~W~~	131,752	~~W~~	207,493	~~W~~	52,994,315	~~W~~	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

	~~W~~	301,440	~~W~~	504,704	~~W~~	877,557	~~W~~	197,753,737	~~W~~	199,437,438

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Securities that are neither past due nor impaired[1]	~~W~~	62,946,371	~~W~~	63,298,248
Impaired securities[1]		4,776		4,833

	~~W~~	62,951,147	~~W~~	63,303,081

[1]	Including debt instruments designated at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,519,156	~~W~~	2,288,659	~~W~~	15,711	~~W~~	16,996	~~W~~	77,705	~~W~~	22,918,227
Financial assets designated at fair value through profit or loss		1,657,838		3		—		—		—		1,657,841
Available-for-sale financial assets		26,504,952		1,276,649		36,407		—		—		27,818,008
Held-to-maturity financial assets		10,552,295		—		—		—		—		10,552,295

	~~W~~	59,234,241	~~W~~	3,565,311	~~W~~	52,118	~~W~~	16,996	~~W~~	77,705	~~W~~	62,946,371

(In millions of Korean won)
	December 31, 2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,101,364	~~W~~	2,752,038	~~W~~	46,113	~~W~~	18,397	~~W~~	68,658	~~W~~	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

	~~W~~	58,924,159	~~W~~	4,183,745	~~W~~	102,287	~~W~~	18,397	~~W~~	69,660	~~W~~	63,298,248

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic				Foreign
	KAP	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.6 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,127,213	~~W~~	118,658,085	~~W~~	14,059,439	~~W~~	266,844,737	98.88	~~W~~	(2,312,097)	~~W~~	264,532,640
Europe		—		187,489		327		187,816	0.07		(1,473)		186,343
China		—		1,357,723		1,469		1,359,192	0.50		(22,319)		1,336,873
Japan		898		98,749		210		99,857	0.04		(9,358)		90,499
United States		—		996,989		780		997,769	0.37		(1,825)		995,944
Others		72,787		303,457		710		376,954	0.14		(4,072)		372,882

	~~W~~	134,200,898	~~W~~	121,602,492	~~W~~	14,062,935	~~W~~	269,866,325	100.00	~~W~~	(2,351,144)	~~W~~	267,515,181

(In millions of Korean won)
	December 31, 2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,956,004	~~W~~	116,271,176	~~W~~	13,526,026	~~W~~	264,753,206	98.88	~~W~~	(2,234,971)	~~W~~	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

	~~W~~	135,028,333	~~W~~	119,205,314	~~W~~	13,530,243	~~W~~	267,763,890	100.00	~~W~~	(2,277,756)	~~W~~	265,486,134

Details of the Group’s industrial corporate loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,418,810	8.57	~~W~~	(20,059)	~~W~~	10,398,751
Manufacturing		37,255,158	30.64		(623,040)		36,632,118
Service		50,081,057	41.18		(306,873)		49,774,184
Wholesale & Retail		14,418,092	11.86		(123,332)		14,294,760
Construction		3,229,436	2.66		(288,241)		2,941,195
Public sector		854,180	0.70		(5,915)		848,265
Others		5,345,759	4.39		(83,163)		5,262,596

	~~W~~	121,602,492	100.00	~~W~~	(1,450,623)	~~W~~	120,151,869

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,603,474	8.90	~~W~~	(20,870)	~~W~~	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

	~~W~~	119,205,314	100.00	~~W~~	(1,382,172)	~~W~~	117,823,142

Types of the Group’s retail and credit card loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	58,525,388	39.47	~~W~~	(22,189)	~~W~~	58,503,199
General		75,675,510	51.04		(444,847)		75,230,663
Credit card		14,062,935	9.49		(433,485)		13,629,450

	~~W~~	148,263,833	100.00	~~W~~	(900,521)	~~W~~	147,363,312

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	59,015,452	39.73	~~W~~	(22,787)	~~W~~	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

	~~W~~	148,558,576	100.00	~~W~~	(895,584)	~~W~~	147,662,992

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,735,055	33.75
Banking and insurance		11,254,277	49.11
Others		3,928,895	17.14

		22,918,227	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,657,841	100.00

		1,657,841	100.00

Derivative financial assets
Government and government funded institutions		6,649	0.27
Banking and insurance		2,339,165	94.07
Others		140,741	5.66

		2,486,555	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Available-for-sale financial assets
Government and government funded institutions		11,685,214	42.00
Banking and insurance		13,478,316	48.44
Others		2,659,254	9.56

		27,822,784	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,012,427	47.50
Banking and insurance		5,228,030	49.54
Others		311,838	2.96

		10,552,295	100.00

	~~W~~	65,437,702

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,036,985	96.15
United States		95,441	0.42
Others		785,801	3.43

		22,918,227	100.00

Financial assets designated at fair value through profit or loss
Korea		1,008,735	60.85
United States		119,113	7.18
Others		529,993	31.97

		1,657,841	100.00

Derivative financial assets
Korea		1,114,278	44.81
United States		310,613	12.49
Others		1,061,664	42.70

		2,486,555	100.00

Available-for-sale financial assets
Korea		27,178,320	97.68
United States		79,734	0.29
Others		564,730	2.03

		27,822,784	100.00

Held-to-maturity financial assets
Korea		9,478,262	89.82
United States		178,576	1.69
Others		895,457	8.49

		10,552,295	100.00

	~~W~~	65,437,702

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

		11,177,504	100.00

	~~W~~	66,685,016

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,186,345	~~W~~	1,310,710	~~W~~	314,089	~~W~~	674,429	~~W~~	159,427	~~W~~	8,599	~~W~~	7,653,599
Financial assets held for trading[2]		26,415,481		—		—		—		—		—		26,415,481
Financial assets designated at fair value through profit or loss[2]		1,770,085		—		—		—		—		—		1,770,085
Derivatives held for trading[2]		2,402,512		—		—		—		—		—		2,402,512
Derivatives held for fair value hedging[3]		1,413		(1,481)		5,245		11,110		(5,630)		52,962		63,619
Loans		59,431		25,669,358		33,080,772		84,375,695		74,667,563		89,227,395		307,080,214
Available-for-sale financial assets[4]		6,618,494		782,876		1,992,238		5,444,223		18,462,176		3,572,864		36,872,871
Held-to-maturity financial assets		—		167,212		364,189		1,242,962		6,318,343		4,337,324		12,430,030
Other financial assets		198,660		7,959,446		39,094		1,193,509		64,452		16,811		9,471,972

	~~W~~	42,652,421	~~W~~	35,888,121	~~W~~	35,795,627	~~W~~	92,941,928	~~W~~	99,666,331	~~W~~	97,215,955	~~W~~	404,160,383

(In millions of Korean won)	March 31, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,162,383	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,162,383
Financial liabilities designated at fair value through profit or loss[2]		10,247,284		—		—		—		—		—		10,247,284
Derivatives held for trading[2]		2,554,047		—		—		—		—		—		2,554,047
Derivatives held for fair value hedging[3]		1,659		(5,123)		(110)		(8,264)		(31,095)		271		(42,662)
Deposits[5]		118,146,828		11,397,189		20,750,038		80,513,579		10,771,660		3,934,181		245,513,475
Debts		9,196,791		6,040,002		2,720,661		3,924,981		4,269,257		486,790		26,638,482
Debentures		48,063		1,391,928		3,094,177		7,530,222		21,637,691		3,592,704		37,294,785
Other financial liabilities		2,748,598		14,701,221		28,253		131,964		366,271		941,644		18,917,951

	~~W~~	144,105,653	~~W~~	33,525,217	~~W~~	26,593,019	~~W~~	92,092,482	~~W~~	37,013,784	~~W~~	8,955,590	~~W~~	342,285,745

Off- balance sheet items
Commitments[6]	~~W~~	96,368,462	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	96,368,462
Financial guarantee contract[7]		4,380,386		—		—		—		—		—		4,380,386

	~~W~~	100,748,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,748,848

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,431,488	~~W~~	815,026	~~W~~	414,076	~~W~~	629,696	~~W~~	353,581	~~W~~	—	~~W~~	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

	~~W~~	44,162,030	~~W~~	31,280,749	~~W~~	30,468,894	~~W~~	97,980,753	~~W~~	98,648,568	~~W~~	98,728,786	~~W~~	401,269,780

(In millions of Korean won)	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

	~~W~~	144,071,247	~~W~~	32,768,960	~~W~~	30,836,823	~~W~~	84,919,602	~~W~~	35,579,474	~~W~~	8,076,064	~~W~~	336,252,170

Off- balance sheet items
Commitments[6]	~~W~~	97,005,556	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

	~~W~~	101,751,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,751,848

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amounts of ~~W~~11,310,936 million and ~~W~~9,307,958 million, which are restricted due from the financial institutions as of March 31, 2017 and December 31, 2016, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	38	~~W~~	(1,110)	~~W~~	(3,272)	~~W~~	(1,984)	~~W~~	88	~~W~~	(6,240)
Cash flow to be received of total settlement derivatives		413		959		337,781		—		—		339,153
Cash flow to be paid of total settlement derivatives		(540)		(3,200)		(358,001)		(102,584)		—		(464,325)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	December 31, 2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(283)	~~W~~	(1,078)	~~W~~	(3,088)	~~W~~	(3,141)	~~W~~	—	~~W~~	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks; such as, interest rate gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

4.6 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,789,494	~~W~~	197,865	~~W~~	355,341	~~W~~	12,561	~~W~~	550,214	~~W~~	324,567	~~W~~	3,230,042
Financial assets held for trading		1,344,888		99,330		131,979		—		12,587		3,647		1,592,431
Financial assets designated at fair value through profit or loss		600,463		—		—		—		—		—		600,463
Derivatives held for trading		84,472		4,101		38,666		—		—		110,403		237,642
Derivatives held for hedging		4,067		—		—		—		—		—		4,067
Loans		11,305,508		332,401		715,774		9,107		520,203		166,619		13,049,612
Available-for-sale financial assets		2,223,011		149,918		—		—		38,319		980		2,412,228
Held-to-maturity financial assets		1,069,173		—		—		—		4,860		—		1,074,033
Other financial assets		2,252,114		220,314		44,993		36,488		105,309		577,208		3,236,426

	~~W~~	20,673,190	~~W~~	1,003,929	~~W~~	1,286,753	~~W~~	58,156	~~W~~	1,231,492	~~W~~	1,183,424	~~W~~	25,436,944

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,075,760	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,075,760
Derivatives held for trading		125,863		4,034		106,043		—		—		279,976		515,916
Derivatives held for hedging		70,017		—		—		—		—		—		70,017
Deposits		8,466,924		597,760		316,742		54,668		754,855		494,735		10,685,684
Debts		6,889,573		72,664		81,630		970		64,586		29,246		7,138,669
Debentures		2,723,502		—		—		—		—		—		2,723,502
Other financial liabilities		2,876,461		46,980		557,945		2,607		107,919		152,352		3,744,264

	~~W~~	22,228,100	~~W~~	721,438	~~W~~	1,062,360	~~W~~	58,245	~~W~~	927,360	~~W~~	956,309	~~W~~	25,953,812

Off-balance sheet items	~~W~~	11,604,591	~~W~~	10,303	~~W~~	63,490	~~W~~	342	~~W~~	234,307	~~W~~	71,225	~~W~~	11,984,258

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,562,178	~~W~~	209,264	~~W~~	353,841	~~W~~	17,224	~~W~~	601,317	~~W~~	343,825	~~W~~	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

	~~W~~	19,307,310	~~W~~	1,071,447	~~W~~	1,312,573	~~W~~	53,816	~~W~~	1,373,264	~~W~~	1,264,018	~~W~~	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	457,766	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

	~~W~~	20,444,894	~~W~~	818,955	~~W~~	1,204,125	~~W~~	54,418	~~W~~	1,053,330	~~W~~	1,047,510	~~W~~	24,623,232

Off-balance sheet items	~~W~~	14,570,708	~~W~~	822	~~W~~	39,000	~~W~~	—	~~W~~	131,210	~~W~~	470,900	~~W~~	15,212,640

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Financial information by business segment for the three-month period ended March 31, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	395,380	~~W~~	467,711	~~W~~	721,218	~~W~~	1,584,309	~~W~~	328,473	~~W~~	255,930	~~W~~	49,771	~~W~~	90,472	~~W~~	—	~~W~~	2,308,955
Intra-segment operating revenues(expenses)		(4,676)		—		41,572		36,896		(35,906)		3,936		(11,768)		43,665		(36,823)		—

	~~W~~	390,704	~~W~~	467,711	~~W~~	762,790	~~W~~	1,621,205	~~W~~	292,567	~~W~~	259,866	~~W~~	38,003	~~W~~	134,137	~~W~~	(36,823)	~~W~~	2,308,955

Net interest income		589,015		630,619		44,592		1,264,226		262,072		68,902		53,608		74,811		2,734		1,726,353
Interest income		831,787		947,830		193,000		1,972,617		323,626		116,354		53,615		138,366		(768)		2,603,810
Interest expense		(242,772)		(317,211)		(148,408)		(708,391)		(61,554)		(47,452)		(7)		(63,555)		3,502		(877,457)
Net fee and commission income		63,311		168,490		77,305		309,106		44,032		114,447		(732)		57,901		(4,116)		520,638
Fee and commission income		76,147		174,196		116,217		366,560		443,509		133,957		17		66,984		(71,949)		939,078
Fee and commission expense		(12,836)		(5,706)		(38,912)		(57,454)		(399,477)		(19,510)		(749)		(9,083)		67,833		(418,440)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,755)		—		(1,192)		(2,947)		—		233,665		2,510		6,879		1,179		241,286
Net other operating income (expense)		(259,867)		(331,398)		642,085		50,820		(13,537)		(157,148)		(17,383)		(5,454)		(36,620)		(179,322)
General and administrative expenses		(122,241)		(263,211)		(454,068)		(839,520)		(97,137)		(164,549)		(22,099)		(65,932)		22,016		(1,167,221)
Operating profit before provision for credit losses		268,463		204,500		308,722		781,685		195,430		95,317		15,904		68,205		(14,807)		1,141,734
Provision (reversal) for credit losses		(118,153)		(32,847)		3,980		(147,020)		(86,532)		(13,489)		341		(8,280)		86		(254,894)
Net operating income		150,310		171,653		312,702		634,665		108,898		81,828		16,245		59,925		(14,721)		886,840
Share of profit of associates		—		—		9,599		9,599		(72)		(106)		—		41,503		1,526		52,450
Net other non-operating income (expense)		2,023		—		25,866		27,889		(3,457)		5,721		7		173		(4,365)		25,968
Segment profits before income tax		152,333		171,653		348,167		672,153		105,369		87,443		16,252		101,601		(17,560)		965,258
Income tax expense		(37,713)		(41,540)		70,561		(8,692)		(22,099)		(23,663)		(3,395)		(18,610)		(1,210)		(77,669)
Profit for the year		114,620		130,113		418,728		663,461		83,270		63,780		12,857		82,991		(18,770)		887,589
Profit attributable to shareholders of the parent company		114,620		130,113		418,728		663,461		83,270		63,780		12,857		65,503		(18,770)		870,101
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		17,488		—		17,488
Total assets[1]		109,998,523		121,465,609		78,681,009		310,145,141		16,391,809		33,689,660		8,969,082		37,944,186		(26,250,401)		380,889,477
Total liabilities[1]		94,115,903		141,830,289		50,514,187		286,460,379		12,592,175		29,458,673		8,413,161		13,431,788		(1,069,016)		349,287,160

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Financial information by business segment for the three-month period ended March 31, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	427,526	~~W~~	543,841	~~W~~	362,990	~~W~~	1,334,357	~~W~~	326,262	~~W~~	53,804	~~W~~	39,173	~~W~~	87,087	~~W~~	—	~~W~~	1,840,683
Intra-segment operating revenues(expenses)		13,248		—		40,500		53,748		(55,079)		272		(7,555)		35,774		(27,160)		—

	~~W~~	440,774	~~W~~	543,841	~~W~~	403,490	~~W~~	1,388,105	~~W~~	271,183	~~W~~	54,076	~~W~~	31,618	~~W~~	122,861	~~W~~	(27,160)	~~W~~	1,840,683

Net interest income		552,846		550,941		27,282		1,131,069		245,325		2,146		58,921		68,196		627		1,506,284
Interest income		810,457		925,572		227,043		1,963,072		321,012		11,105		58,929		115,931		(3,717)		2,466,332
Interest expense		(257,611)		(374,631)		(199,761)		(832,003)		(75,687)		(8,959)		(8)		(47,735)		4,344		(960,048)
Net fee and commission income		59,775		132,221		72,234		264,230		31,293		24,649		21		48,609		(645)		368,157
Fee and commission income		72,583		150,403		92,515		315,501		385,396		26,789		21		54,749		(62,896)		719,560
Fee and commission expense		(12,808)		(18,182)		(20,281)		(51,271)		(354,103)		(2,140)		—		(6,140)		62,251		(351,403)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(619)		—		10,109		9,490		—		28,686		2,683		264		(2,894)		38,229
Net other operating income (expense)		(171,228)		(139,321)		293,865		(16,684)		(5,435)		(1,405)		(30,007)		5,792		(24,248)		(71,987)
General and administrative expenses		(178,157)		(446,860)		(240,083)		(865,100)		(89,566)		(34,381)		(22,529)		(56,990)		14,758		(1,053,808)
Operating profit before provision for credit losses		262,617		96,981		163,407		523,005		181,617		19,695		9,089		65,871		(12,402)		786,875
Provision (reversal) for credit losses		(74,084)		95,942		(69,271)		(47,413)		(58,098)		1,810		(257)		(15,151)		141		(118,968)
Net operating income		188,533		192,923		94,136		475,592		123,519		21,505		8,832		50,720		(12,261)		667,907
Share of profit of associates		—		—		10,448		10,448		—		(4)		—		27,294		—		37,738
Net other non-operating income (expense)		(3)		—		15,428		15,425		1,347		(7)		94		878		(3,575)		14,162
Segment profits before income tax		188,530		192,923		120,012		501,465		124,866		21,494		8,926		78,892		(15,836)		719,807
Income tax expense		(45,816)		(46,687)		(21,713)		(114,216)		(29,683)		(5,543)		(2,216)		(12,648)		(1,267)		(165,573)
Profit for the period		142,714		146,236		98,299		387,249		95,183		15,951		6,710		66,244		(17,103)		554,234
Profit attributable to shareholders of the parent company		142,714		146,236		98,299		387,249		95,183		15,951		6,710		57,014		(17,103)		545,004
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		9,230		—		9,230
Total assets[1]		109,500,342		122,806,490		74,759,538		307,066,370		15,772,036		32,382,795		8,887,413		36,646,767		(25,081,725)		375,673,656
Total liabilities[1]		91,685,643		140,082,958		51,972,767		283,741,368		11,807,038		28,198,439		8,337,849		12,468,290		(140,731)		344,412,253

[1]	Amounts as of December 31,2016 before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017		2016
Banking service	~~W~~	1,584,309	~~W~~	1,334,357
Credit card service		328,473		326,262
Investment & Securities service		255,930		53,804
Life insurance service		49,771		39,173
Other service		90,472		87,087

	~~W~~	2,308,955	~~W~~	1,840,683

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2017 and 2016, and major non-current assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017				March 31, 2016		December 31, 2016
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	2,292,088	~~W~~	4,854,833	~~W~~	1,819,549	~~W~~	4,952,552
United States		2,001		252		2,872		299
New Zealand		1,423		104		1,258		128
China		6,696		4,385		9,890		5,038
Japan		1,334		1,785		1,490		1,964
Vietnam		1,249		252		983		278
Cambodia		1,718		1,085		1,847		1,216
United Kingdom		2,445		125		2,794		149
Laos		—		32		—		—
Myanmar		1		—		—		—
Intra-group adjustment		—		73,637		—		72,971

	~~W~~	2,308,955	~~W~~	4,936,490	~~W~~	1,840,683	~~W~~	5,034,595

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017				December 31, 2016
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	18,934,003	~~W~~	18,922,361	~~W~~	17,884,863	~~W~~	17,878,714
Financial assets held for trading		26,415,481		26,415,481		26,099,518		26,099,518
Debt securities		22,918,227		22,918,227		22,986,570		22,986,570
Equity securities		3,419,024		3,419,024		3,040,599		3,040,599
Others		78,230		78,230		72,349		72,349
Financial assets designated at fair value through profit or loss		1,770,085		1,770,085		1,758,846		1,758,846
Debt securities[1]		274,725		274,725		331,664		331,664
Equity securities		112,244		112,244		65,591		65,591
Derivative-linked securities		1,383,116		1,383,116		1,361,591		1,361,591
Derivatives held for trading		2,426,244		2,426,244		3,298,328		3,298,328
Derivatives held for hedging		60,311		60,311		83,607		83,607
Loans		267,515,181		267,563,031		265,486,134		265,144,250
Available-for-sale financial assets		34,551,049		34,551,049		33,970,293		33,970,293
Debt securities		27,822,784		27,822,784		27,445,752		27,445,752
Equity securities		6,728,265		6,728,265		6,524,541		6,524,541
Held-to-maturity financial assets		10,552,295		10,761,678		11,177,504		11,400,616
Other financial assets		10,111,109		10,111,041		7,322,335		7,322,335

	~~W~~	372,335,758	~~W~~	372,581,281	~~W~~	367,081,428	~~W~~	366,956,507

Financial liabilities
Financial liabilities held for trading	~~W~~	1,162,383	~~W~~	1,162,383	~~W~~	1,143,510	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		10,247,284		10,247,284		10,979,326		10,979,326
Derivatives held for trading		2,559,415		2,559,415		3,717,819		3,717,819
Derivatives held for hedging		79,786		79,786		89,309		89,309
Deposits		242,016,681		242,577,657		239,729,695		240,223,353
Debts		26,367,660		26,366,251		26,251,486		26,247,768
Debentures		35,292,250		35,724,986		34,992,057		35,443,751
Other financial liabilities		20,933,715		20,929,960		16,286,578		16,257,142

	~~W~~	338,659,174	~~W~~	339,647,722	~~W~~	333,189,780	~~W~~	334,101,978

[1]	Including debt instruments designated at fair value through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)	March 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,851,503	~~W~~	17,066,724	~~W~~	—	~~W~~	22,918,227
Equity securities		1,370,541		2,048,483		—		3,419,024
Others		78,230		—		—		78,230

		7,300,274		19,115,207		—		26,415,481

Financial assets designated at fair value through profit or loss
Debt securities[1]		—		252,981		21,744		274,725
Equity securities		—		—		112,244		112,244
Derivative-linked securities		—		719,604		663,512		1,383,116

		—		972,585		797,500		1,770,085

Derivatives held for trading		172,640		2,081,033		172,571		2,426,244

Derivatives held for hedging		—		58,663		1,648		60,311

Available-for-sale financial assets[2]
Debt securities		10,731,216		17,080,656		10,912		27,822,784
Equity securities		1,130,324		2,424,719		3,173,222		6,728,265

		11,861,540		19,505,375		3,184,134		34,551,049

	~~W~~	19,334,454	~~W~~	41,732,863	~~W~~	4,155,853	~~W~~	65,223,170

Financial liabilities
Financial liabilities held for trading	~~W~~	1,162,383	~~W~~	—	~~W~~	—	~~W~~	1,162,383
Financial liabilities designated at fair value through profit or loss		714		2,194,293		8,052,277		10,247,284
Derivatives held for trading		424,323		2,046,703		88,389		2,559,415
Derivatives held for hedging		—		79,527		259		79,786

	~~W~~	1,587,420	~~W~~	4,320,523	~~W~~	8,140,925	~~W~~	14,048,868

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,426,480	~~W~~	15,560,090	~~W~~	—	~~W~~	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

		—		995,574		763,272		1,758,846

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets[2]
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

		11,569,384		19,328,617		3,072,292		33,970,293

	~~W~~	20,333,980	~~W~~	40,902,649	~~W~~	3,973,963	~~W~~	65,210,592

Financial liabilities
Financial liabilities held for trading	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

	~~W~~	1,618,997	~~W~~	6,311,796	~~W~~	7,999,171	~~W~~	15,929,964

[1]	Including debt instruments designated at fair value through profit or loss
[2]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~215,108 million and ~~W~~223,398 million as of March 31, 2017 and December 31, 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	March 31, 2017		December 31, 2016
Financial assets
Financial assets held for trading
Debt securities	~~W~~	17,066,724	~~W~~	15,560,090	DCF Model	Discount rate
Equity securities		2,048,483		1,903,068	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		19,115,207		17,463,158

Financial assets designated at fair value through profit or loss
Debt securities		252,981		237,595	DCF Model, Hull and White Model	Discount rate, Volatility
Derivative-linked securities		719,604		757,979	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		972,585		995,574

Derivatives held for trading		2,081,033		3,033,156	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		58,663		82,144	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		17,080,656		16,978,619	DCF Model, One Factor Hull and White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		2,424,719		2,349,998	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		19,505,375		19,328,617

	~~W~~	41,732,863	~~W~~	40,902,649

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		2,194,293	~~W~~	3,181,621	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		2,194,293		3,181,621

Derivatives held for trading		2,046,703		3,041,052	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		79,527		89,123	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,320,523	~~W~~	6,311,796

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,578,623	~~W~~	14,296,542	~~W~~	2,047,196	~~W~~	18,922,361
Loans		—		—		267,563,031		267,563,031
Held-to-maturity financial assets		1,491,170		9,270,508		—		10,761,678
Other financial assets[2]		—		—		10,111,041		10,111,041

		~~W~~ 4,069,793	~~W~~	23,567,050	~~W~~	279,721,268	~~W~~	307,358,111

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	117,854,749	~~W~~	124,722,908	~~W~~	242,577,657
Debts[3]		—		1,745,194		24,621,057		26,366,251
Debentures		—		33,619,408		2,105,578		35,724,986
Other financial liabilities[4]		—				20,929,960		20,929,960

	~~W~~	—	~~W~~	153,219,351	~~W~~	172,379,503	~~W~~	325,598,854

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,625,516	~~W~~	13,390,534	~~W~~	1,862,664	~~W~~	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

		~~W~~4,130,804	~~W~~	23,285,862	~~W~~	274,329,249	~~W~~	301,745,915

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	116,068,290	~~W~~	124,155,063	~~W~~	240,223,353
Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

	~~W~~	—	~~W~~	151,017,312	~~W~~	167,154,702	~~W~~	318,172,014

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~10,111,041 million and ~~W~~7,322,335 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of March 31, 2017 and December 31, 2016, respectively.
[3]	Debts of ~~W~~5,009 million and ~~W~~70,624 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2017 and December 31, 2016, respectively.
[4]	Other financial liabilities of ~~W~~20,518,425 million and ~~W~~15,890,765 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2017 and December 31, 2016, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	March 31, 2017		December 31, 2016
Financial assets
Held-to-maturity financial assets	~~W~~	9,270,508	~~W~~	9,895,328	DCF Model	Discount rate
Financial liabilities
Debts		1,740,185		1,374,359	DCF Model	Discount rate
Debentures		33,619,408		33,504,039	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,047,196	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		267,563,031	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	269,610,227

Financial liabilities
Deposits	~~W~~	124,722,908	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		24,621,057	DCF Model	Other spread, Interest rates	Other spread
Debentures		2,105,578	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		411,535	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	151,861,078

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,862,664	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		265,144,250	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	267,006,914

Financial liabilities
Deposits	~~W~~	124,155,063	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		24,802,785	DCF Model	Other spread, Interest rates	Other spread
Debentures		1,939,712	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		366,377	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	151,263,937

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277
Total gains or losses
- Profit or loss		18,389		(4,666)		(424,671)		242,427		112
- Other comprehensive income		—		5,654		—		(1,641)		—
Purchases		328,287		186,873		—		(12,347)		—
Sales		(257,039)		(75,239)		—		(79,347)		—
Issues		—		—		(3,064,383)		—		—
Settlements		(55,409)		—		3,233,916		—		—
Transfers into Level 3		—		1,142		—		—		—
Transfers out of Level 3		—		(1,922)		—		—		—

Ending balance	~~W~~	797,500	~~W~~	3,184,134	~~W~~	(8,052,277)	~~W~~	84,182	~~W~~	1,389

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		(3,603)		(1,318)		46,278		(41,480)		1,724
- Other comprehensive income		—		9,730		—		—		—
Purchases		21,637		140,059		—		241		—
Sales		(16,296)		(28,056)		—		(8,026)		—
Issues		—		—		(472,320)		(971)		—
Settlements		(979)		—		350,061		4,620		—
Transfers into Level 3		—		—		—		—		—
Transfers out of Level 3		—		(4,689)		—		—		—

Ending balance	~~W~~	387,597	~~W~~	2,004,165	~~W~~	(1,895,360)	~~W~~	(134,658)	~~W~~	2,438

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)
Total gains or losses included in profit or loss for the period	~~W~~	(163,855)	~~W~~	(4,554)
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(100,327)		(5,980)

(In millions of Korean won)	2016
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	1,195	~~W~~	398	~~W~~	8
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		52,304		(812)		8

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	21,744	Tree Model, DCF Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	9.69 ~ 15.86	The higher the volatility, the higher the fair value fluctuation
Equity securities		112,244	Tree Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	9.69 ~ 15.86	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		663,512	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Loss given default, Volatility of the interest rate

					Volatility of the underlying asset	17.74 ~ 27.30	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 88.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		163,421	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Loss given default ,Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.40 ~ 28.32	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 68.00	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Currency, interest rate and others		9,150	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate

					Loss given default	0.75 ~ 0.82	The higher the loss given default, the lower the fair value
					Volatility of the stock price	13.73 ~ 27.63	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.43	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	20.98 ~ 28.32	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,648	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	4.47	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,912	DCF Model	Discount rate	Discount rate	4.04 ~ 5.93	The lower the discount rate, the higher the fair value
Equity securities		3,173,222

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach, Market approach

				Growth rate, Discount rate, Dividend yield, Liquidation value, Volatility of the interest rate	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.49 ~ 21.36	The lower the discount rate, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Volatility of the interest rate	23.80 ~ 25.55	The higher the volatility, the higher the fair value fluctuation

	~~W~~	4,155,853

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	8,052,277	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	17.74 ~ 28.32	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		39,967	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	17.74 ~ 23.51	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.00 ~ 59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,422	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	13.73	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.43 ~ 25.55	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.20	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	20.98 ~ 23.51	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	15.00 ~ 88.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		259	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.72	The higher the volatility, the higher the fair value fluctuation

	~~W~~	8,140,925

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	94,069	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 27.70	The higher the volatility, the higher the fair value fluctuation
Equity securities		65,591	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Loss given default, Volatility of the interest rate

					Volatility of the underlying asset	15.00 ~ 49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 73.07	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		124,888	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60 ~ 55.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00 ~ 69.00	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Currency, interest rate and others		12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Dividend yield,

					Loss given default	0.80 ~ 0.84	The higher the loss given default, the lower the fair value
					Volatility of the stock price	14.82 ~ 30.97	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	18.00 ~ 59.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00 ~ 47.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,251	DCF Model	Discount rate	Discount rate	6.55	The lower the discount rate, the higher the fair value
Equity securities		3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.49 ~ 22.01	The lower the discount rate, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value
					Volatility of the interest rate	25.90 ~ 37.15	The higher the volatility, the higher the fair value fluctuation

	~~W~~	3,973,963

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset Correlation between underlying asset	1.00 ~ 49.00 -5.00 ~ 77.00	The higher the volatility, the higher the fair value fluctuation The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index			DCF Model, Closed Form, FDM, Monte Carlo	Price of the underlying asset, Interest rates, Volatility of the	Volatility of the underlying asset	17.00 ~ 43.00	The higher the volatility, the higher the fair value fluctuation
		153,419	Simulation	underlying asset, Correlation between underlying asset, Dividend yield	Correlation between underlying asset	4.00 ~ 59.00	The higher the correlation, the higher the fair value fluctuation
Others			DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57 ~ 37.15	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.09	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	18.00 ~ 30.15	The higher the volatility, the higher the fair value fluctuation
		48,427			Correlation between underlying asset	-5.00 ~ 47.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,999,171

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	March 31, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	961	~~W~~	(1,263)	~~W~~	—	~~W~~	—
Equity securities		1,201		(696)		—		—
Derivative-linked securities		2,854		(3,506)		—		—
Derivatives held for trading[2]		36,899		(39,799)		—		—
Derivatives held for hedging[2]		4		(3)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		115		(101)
Equity securities[4]		—		—		173,572		(91,069)

	~~W~~	41,919	~~W~~	(45,267)	~~W~~	173,687	~~W~~	(91,170)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	72,819	~~W~~	(68,139)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		11,051		(11,979)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	83,873	~~W~~	(80,121)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	1,029	~~W~~	(866)	~~W~~	—	~~W~~	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—
Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

	~~W~~	35,878	~~W~~	(36,342)	~~W~~	168,294	~~W~~	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	97,429	~~W~~	(97,571)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	129,191	~~W~~	(131,289)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Balance at the beginning of the period	~~W~~	39,033	~~W~~	4,055
New transactions and others		10,236		1,810
Changes during the period		(21,664)		(292)

Balance at the end of the year	~~W~~	27,605	~~W~~	5,573

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	18,934,003	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,934,003
Financial assets at fair value through profit or loss		26,415,481		1,770,085		—		—		—		—		28,185,566
Derivatives		2,426,244		—		—		—		—		60,311		2,486,555
Loans		—		—		267,515,181		—		—		—		267,515,181
Financial investments		—		—		—		34,551,049		10,552,295		—		45,103,344
Other financial assets		—		—		10,111,109		—		—		—		10,111,109

	~~W~~	28,841,725	~~W~~	1,770,085	~~W~~	296,560,293	~~W~~	34,551,049	~~W~~	10,552,295	~~W~~	60,311	~~W~~	372,335,758

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	March 31, 2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,162,383	~~W~~	10,247,284	~~W~~	—	~~W~~	—	~~W~~	11,409,667
Derivatives		2,559,415		—		—		79,786		2,639,201
Deposits		—		—		242,016,681		—		242,016,681
Debts		—		—		26,367,660		—		26,367,660
Debentures		—		—		35,292,250		—		35,292,250
Other financial liabilities		—		—		20,933,715		—		20,933,715

	~~W~~	3,721,798	~~W~~	10,247,284	~~W~~	324,610,306	~~W~~	79,786	~~W~~	338,659,174

(In millions of Korean won)
	December 31, 2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,884,863	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

	~~W~~	29,397,846	~~W~~	1,758,846	~~W~~	290,693,332	~~W~~	33,970,293	~~W~~	11,177,504	~~W~~	83,607	~~W~~	367,081,428

(In millions of Korean won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,510	~~W~~	10,979,326	~~W~~	—	~~W~~	—	~~W~~	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

	~~W~~	4,861,329	~~W~~	10,979,326	~~W~~	317,259,816	~~W~~	89,309	~~W~~	333,189,780

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

6.4 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Account receivables and account payables related to listed securities and derivatives are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,287,957	~~W~~	—	~~W~~	2,287,957	~~W~~	(1,705,648)	~~W~~	(43,846)	~~W~~	538,463
Derivatives held for hedging		59,772		—		59,772		(29,473)		(62)		30,237
Receivable spot exchange		4,530,447		—		4,530,447		(4,528,071)		—		2,376
Reverse repurchase agreements		3,099,619		—		3,099,619		(3,099,619)		—		—
Domestic exchange settlement debits		18,363,518		(17,881,277)		482,241		—		—		482,241
Other financial instruments		1,120,183		(1,043,264)		76,919		(6,525)		—		70,394

	~~W~~	29,461,496	~~W~~	(18,924,541)	~~W~~	10,536,955	~~W~~	(9,369,336)	~~W~~	(43,908)	~~W~~	1,123,711

(In millions of Korean won)	December 31, 2016
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	3,800,978	~~W~~	—	~~W~~	3,800,978	~~W~~	(2,390,096)	~~W~~	(2,711)	~~W~~	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738
Receivable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Reverse repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

	~~W~~	30,275,625	~~W~~	(20,152,555)	~~W~~	10,123,070	~~W~~	(7,890,298)	~~W~~	(2,711)	~~W~~	2,230,061

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	3,010,321	~~W~~	—	~~W~~	3,010,321	~~W~~	(1,858,951)	~~W~~	(2,581)	~~W~~	1,148,789
Derivatives held for hedging		78,127		—		78,127		(19,656)		—		58,471
Payable spot exchange		4,529,149		—		4,529,149		(4,528,071)		—		1,078
Repurchase agreements[1]		9,118,529		—		9,118,529		(9,118,529)		—		—
Securities borrowing agreements		1,084,693		—		1,084,693		(1,084,693)		—		—
Domestic exchange settlement credits		18,789,543		(17,881,277)		908,266		(902,027)		—		6,239
Other financial instruments		1,078,994		(1,043,264)		35,730		(6,736)		—		28,994

	~~W~~	37,689,356	~~W~~	(18,924,541)	~~W~~	18,764,815	~~W~~	(17,518,663)	~~W~~	(2,581)	~~W~~	1,243,571

(In millions of Korean won)	December 31, 2016
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	4,622,729	~~W~~	—	~~W~~	4,622,729	~~W~~	(3,005,000)	~~W~~	(207,797)	~~W~~	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

	~~W~~	38,754,463	~~W~~	(20,152,555)	~~W~~	18,601,908	~~W~~	(16,801,118)	~~W~~	(219,719)	~~W~~	1,581,071

[1]	Includes repurchase agreements sold to customers.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

7. Due from Financial Institutions

Details of due from financial institutions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	March 31, 2017		December 31, 2016
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.30	~~W~~	9,465,517	~~W~~	7,259,264
	Due from banks	KEB Hana Bank and others	0.92~2.30		1,696,025		1,233,368
	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.27		2,542,169		3,276,913

					13,703,711		11,769,545

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,399,005		2,025,373
	Time deposits in foreign currencies	Shinhan Bank Japan and others	0.14~4.80		739,096		808,253
	Due from others	Bank of Japan and others	0.00~1.00		588,568		723,002

					2,726,669		3,556,628

				~~W~~	16,430,380	~~W~~	15,326,173

Restricted cash from financial institutions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial Institutions	March 31, 2017	December 31, 2016	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~9,465,517	~~W~~7,259,264	Bank of Korea Act
	Due from Banking institution	Industrial Bank of Korea and others	551,111	209,676	Deposits related to securitization
	Due from others	The Korea Securities Finance Corporation and others	220,176	580,655	Market entry deposit and others

			10,236,804	8,049,595

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	496,959	564,099	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui New York and others	22,322	24,170	Bank Act of the State of New York
	Due from others	Samsung Futures Inc. and others	554,599	664,082	Derivatives margin account and others

			1,073,880	1,252,351

			~~W~~11,310,684	~~W~~9,301,946

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]		3,596,368		190		352
Swaps		149,623,103		610,278		583,477
Options		7,790,365		61,286		171,919

	~~W~~	161,009,836	~~W~~	671,754	~~W~~	755,748

Currency
Forwards		55,036,294		817,058		773,706
Futures[1]		615,722		—		729
Swaps		28,729,054		497,520		471,201
Options		300,565		2,398		3,124

		84,681,635		1,316,976		1,248,760

Stock and index
Futures[1]		928,861		2,175		7,903
Swaps		5,538,014		135,684		64,766
Options		17,504,014		235,554		428,706

		23,970,889		373,413		501,375

Credit
Swaps		5,076,959		47,001		42,166

		5,076,959		47,001		42,166

Commodity
Futures[1]		2,506		1		79
Swaps		59,029		1,100		4,922
Options		1,972		30		—

		63,507		1,131		5,001

Other		1,003,571		15,969		6,365

	~~W~~	275,806,397	~~W~~	2,426,244	~~W~~	2,559,415

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,352,216	~~W~~	130	~~W~~	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

		5,219,740		55,207		49,653

Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

		14,728		786		4,772

Other		1,145,195		16,583		6,428

	~~W~~	264,110,323	~~W~~	3,298,328	~~W~~	3,717,819

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,110,770	~~W~~	43,767	~~W~~	70,033
Currency
Forwards		381,999		9,650		2,866
Other		140,000		1,648		259

	~~W~~	3,632,769	~~W~~	55,065	~~W~~	73,158

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

	~~W~~	3,704,477	~~W~~	51,799	~~W~~	81,274

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	24,132	~~W~~	31,345
Gains(losses) on the hedged items attributable to the hedged risk		(19,003)		(31,433)

	~~W~~	5,129	~~W~~	(88)

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,114,610	~~W~~	1,055	~~W~~	6,628
Currency
Swaps		334,830		2,778		—

	~~W~~	1,449,440	~~W~~	3,833	~~W~~	6,628

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,078,000	~~W~~	907	~~W~~	8,035
Currency
Swaps		362,550		29,888		—

	~~W~~	1,440,550	~~W~~	30,795	~~W~~	8,035

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	(25,746)	~~W~~	(5,806)
Gains(losses) on effectiveness (amount recognized in other comprehensive income)		(26,047)		(6,026)

Gains(losses) on ineffectiveness	~~W~~	301	~~W~~	220

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	(26,047)	~~W~~	(6,026)
Amount reclassified from equity to profit or loss		27,575		5,506
Tax effect		(261)		14

	~~W~~	1,267	~~W~~	(506)

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as fair value hedge as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	11,762	~~W~~	1,413	~~W~~	—

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	12,502	~~W~~	1,013	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	9,566	~~W~~	9,157
Tax effect		(2,315)		(2,216)

Amount recognized in other comprehensive income, net of tax	~~W~~	7,251	~~W~~	6,941

There are no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the three-month periods ended March 31, 2017

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial debentures in foreign currencies	~~W~~	104,538	~~W~~	199,478

9. Loans

Details of loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Loans	~~W~~	269,151,406	~~W~~	267,045,265
Deferred loan origination fees and costs		714,919		718,625
Less: Allowances for loan losses		(2,351,144)		(2,277,756)

Carrying amount	~~W~~	267,515,181	~~W~~	265,486,134

Details of loans for other banks as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Loans	~~W~~	6,069,936	~~W~~	5,542,989
Less: Allowances for loan losses		(68)		(66)

Carrying amount	~~W~~	6,069,868	~~W~~	5,542,923

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Details of loan types and customer types of loans to customers, other than banks, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	129,314,237	~~W~~	103,095,531	~~W~~	—	~~W~~	232,409,768
Loans in foreign currencies		73,547		2,662,503		—		2,736,050
Domestic import usance bills		—		2,786,579		—		2,786,579
Off-shore funding loans		—		517,982		—		517,982
Call loans		—		311,538		—		311,538
Bills bought in Korean won		—		3,425		—		3,425
Bills bought in foreign currencies		—		2,842,798		—		2,842,798
Guarantee payments under payment guarantee		159		12,196		—		12,355
Credit card receivables in Korean won		—		—		14,059,439		14,059,439
Credit card receivables in foreign currencies		—		—		3,496		3,496
Reverse repurchase agreements		—		1,419,619		—		1,419,619
Privately placed bonds		—		1,804,417		—		1,804,417
Factored receivables		517,510		11,915		—		529,425
Lease receivables		1,552,835		64,053		—		1,616,888
Loans for installment credit		2,742,610		—		—		2,742,610

		134,200,898		115,532,556		14,062,935		263,796,389

Proportion (%)		50.87		43.80		5.33		100.00
Less: Allowances		(467,036)		(1,450,555)		(433,485)		(2,351,076)

	~~W~~	133,733,862	~~W~~	114,082,001	~~W~~	13,629,450	~~W~~	261,445,313

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	130,381,597	~~W~~	101,541,864	~~W~~	—	~~W~~	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

	~~W~~	134,547,044	~~W~~	112,280,219	~~W~~	13,115,948	~~W~~	259,943,211

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(79,517)		(89,010)		(89,366)		(257,893)
Recoveries from written-off loans		32,955		43,897		33,803		110,655
Sale and repurchase		(24,751)		(932)		—		(25,683)
Provision[1]		65,179		124,135		76,578		265,892
Other changes		(8,119)		(9,639)		(1,825)		(19,583)

Ending	~~W~~	467,036	~~W~~	1,450,623	~~W~~	433,485	~~W~~	2,351,144

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(61,645)		(136,609)		(81,465)		(279,719)
Recoveries from written-off loans		44,254		36,768		32,350		113,372
Sale and repurchase		(67)		490		—		423
Provision(reversal)[1]		(72,099)		57,849		56,344		42,094
Other changes		(1,568)		(3,058)		(1,686)		(6,312)

Ending	~~W~~	400,227	~~W~~	1,647,792	~~W~~	403,893	~~W~~	2,451,912

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 22.(2)), provision (reversal) for financial guarantees contracts (Note 22.(3)), and provision (reversal) for other financial assets (Note 17.(2)).

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	5,001,364	~~W~~	5,389,757
Financial bonds		11,052,500		11,186,427
Corporate bonds		4,904,872		4,594,741
Asset-backed securities		201,778		222,076
Others		1,757,713		1,593,569
Equity securities:
Stocks and others		647,023		424,637
Beneficiary certificates		2,772,001		2,615,962
Others		78,230		72,349

		26,415,481		26,099,518

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		237,981		237,595
Equity securities:
Stocks and others		112,244		65,591
Derivative-linked securities		1,383,116		1,361,591
Privately placed bonds		36,744		94,069

		1,770,085		1,758,846

Total financial assets at fair value through profit or loss	~~W~~	28,185,566	~~W~~	27,858,364

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	7,656,170	~~W~~	7,110,899
Financial bonds		10,941,587		11,172,159
Corporate bonds		6,186,380		5,904,414
Asset-backed securities		2,536,729		2,729,749
Others		501,918		528,531
Equity securities:
Stocks		2,703,315		2,590,989
Equity investments and others		292,317		402,659
Beneficiary certificates		3,732,633		3,530,893

		34,551,049		33,970,293

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,179,586		2,218,274
Financial bonds		1,625,519		1,868,928
Corporate bonds		3,144,678		3,487,787
Asset-backed securities		3,602,512		3,602,515

		10,552,295		11,177,504

Total financial investments	~~W~~	45,103,344	~~W~~	45,147,797

The impairment losses and the reversal of impairment losses in financial investments for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(12,437)	~~W~~	—	~~W~~	(12,437)

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(3,047)	~~W~~	—	~~W~~	(3,047)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

12. Investments in Associates

Investments in associates as of March 31, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	March 31, 2017
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	39.81	~~W~~	1,052,759	~~W~~	1,418,569	~~W~~	1,417,398	Non-life insurance	Korea
Balhae Infrastructure Company[2]	12.61		130,189		138,244		138,244	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,781		4,781	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,985		24,372		23,986	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		131,277		127,806	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		1,385		1,385	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,452		24,452	Investment finance	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(552)		—	Specialty construction	Korea
Terra Co., Ltd.[6]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[6]	22.89		—		(542)		232	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[6]	26.52		—		(20)		—	Manufacture of metal products	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[6]	38.62		—		155		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[6]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[6]	41.01		—		(223)		127	Screen printing	Korea
Aju Good Technology Venture Fund	38.46		3,729		3,556		3,729	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,514		20,101	Investment finance	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
KB No.8 Special Purpose Acquisition Company,2 3	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

KB No.10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		12		12	SPAC	Korea
KB IGen Private Equity Fund No. 1[2,10]	0.03		6		6		6	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[7]	98.88		15,211		15,196		15,196	Private Equity Fund	Korea
KB Private Equity Fund III[2]	15.68		8,000		7,937		7,937	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,936		3,936	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,828		1,828	Investment finance	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		361		361	Credit rating model development	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		13,401		5,287	Installment loan	Korea
Builton Co., Ltd.	22.22		800		800		800	Software Development and Supply	Korea
Kyobo 7 Special Purpose Acquisition Co., Ltd.	32.00		10		10		10	SPAC	Korea
Food Factory Co., Ltd.	30.00		1,000		1,000		1,000	Farm product distribution industry	Korea
KB Pre IPO Secondary Venture Fund 1st2	15.19		1,671		1,670		1,670	Investment finance	Korea

		~~W~~	1,441,857	~~W~~	1,812,647	~~W~~	1,802,512

(in millions of Korean won)	December 31, 2016
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	39.81	~~W~~	1,052,759	~~W~~	1,393,320	~~W~~	1,392,194	Non-life insurance	Korea
Balhae Infrastructure Company[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea
JSC Bank CenterCredit
Ordinary share[9]	29.56		954,104		(32,191)		—	Banking	Kazakhstan
Preference share[9]	93.15

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

KoFC KBIC Frontier Champ 2010-5(PEF)	50.00	23,985	25,105	24,719	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74	113,880	133,150	129,678	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99	24,677	728	728	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00	22,701	24,789	24,789	Investment finance	Korea
Shinla Construction Co., Ltd.[6]	20.24	—	(545)	—	Specialty construction	Korea
Terra Co., Ltd.[6]	24.06	—	44	28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[6]	22.89	—	(542)	232	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[6]	42.88	—	(423)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[6]	26.52	—	(51)	—	Manufacture of metal products	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24	—	(138)	103	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[6]	38.62	—	151	—	Wholesale of paper products	Korea
Ejade Co., Ltd.[6]	25.81	—	(523)	—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[6]	20.86	—	(522)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[6]	41.01	—	(351)	—	Screen printing	Korea
Aju Good Technology Venture Fund	38.46	1,998	1,949	1,998	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05	20,000	20,220	19,807	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00	2,050	2,396	2,396	Investment finance	Korea
RAND Bio Science Co., Ltd.	24.24	2,000	2,000	2,000	Research and experimental development on medical sciences and pharmacy	Korea
isMedia Co., Ltd.	22.87	3,978	3,978	3,978	Semiconductor instrument manufacture	Korea
KB No.8 Special Purpose Acquisition Company[2,3]	0.10	10	19	19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11	24	31	31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19	10	20	20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76	10	13	13	SPAC	Korea
KB-Glenwood Private Equity Fund[2]	0.03	10	10	10	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

IMM Investment 5th PRIVATE EQUITY FUND[7]	98.88		10,000		9,999		9,999	Private Equity Fund	Korea
KB Private Equity Fund III[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Inno Lending Co.,Ltd.[2]	19.90		398		378		378	Credit rating model development	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea

		~~W~~	2,391,570	~~W~~	1,761,185	~~W~~	1,770,673

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of March 31, 2017 and December 31, 2016, amounts to ~~W~~714,764 million and ~~W~~522,288 million, respectively
[2]	As of March 31, 2017 and December 31, 2016, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2017 and December 31, 2016, amounts to ~~W~~20 million and ~~W~~20 million.
[4]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2017 and December 31, 2016, amounts to ~~W~~31 million and ~~W~~31 million.
[5]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2017 and December 31, 2016, amounts to ~~W~~20 million and ~~W~~20 million.
[6]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[7]	Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[8]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[9]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2016, are ~~W~~29,358 million. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On April 18, 2017, the Group transfered the entire shares of JSC Bank CenterCredit held by the Group.
[10]	KB-Glenwood Private Equity Fund changed the name to KB IGen Private Equity Fund No. 1.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	March 31, 2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd. (initial acquisition 22.59%)	~~W~~	31,273,738	~~W~~	27,619,351	~~W~~	33,250	~~W~~	3,654,387	~~W~~	824,674
(additional acquisition 10.70%)		31,388,161		27,647,042		33,250		3,741,119		399,678	~~W~~	(1,171)	~~W~~	1,417,398
(additional acquisition 6.52%)		30,387,534		27,404,890		33,250		2,982,644		194,217
Balhae Infrastructure Company		1,098,954		2,212		1,061,216		1,096,742		138,244		—		138,244
Korea Credit Bureau Co., Ltd.		67,494		14,368		10,000		53,126		4,781		—		4,781
KoFC KBIC Frontier Champ 2010-5(PEF)		48,745		—		47,970		48,745		24,372		(386)		23,986
KB GwS Private Securities Investment Trust		492,355		1,495		425,814		490,860		131,277		(3,471)		127,806
Incheon Bridge Co., Ltd.		656,712		647,474		164,621		9,238		1,385		—		1,385
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		98,884		1,073		90,800		97,811		24,452		—		24,452
Aju Good Technology Venture Fund		9,495		250		9,700		9,245		3,556		173		3,729
KB Star office Private real estate Investment Trust No.1		218,413		120,971		95,000		97,442		20,514		(413)		20,101
RAND Bio Science Co., Ltd.		2,472		4		83		2,468		2,000		—		2,000
KB No.8 Special Purpose Acquisition Company		22,779		2,279		1,031		20,500		19		—		19
KB No.9 Special Purpose Acquisition Company		29,835		2,539		1,382		27,296		31		—		31
KB No.10 Special Purpose Acquisition Company		11,812		1,651		521		10,161		20		—		20
KB No.11 Special Purpose Acquisition Company		975		714		21		261		12		—		12
KB IGen Private Equity Fund No. 1		14,209		7		17,765		14,202		6		—		6
IMM Investment 5th PRIVATE EQUITY FUND		55,500		15		55,500		55,485		15,196		—		15,196
KB Private Equity Fund III		50,598		—		8,000		50,598		7,937		—		7,937
Hyundai-Tongyang Agrifood Private Equity Fund		15,920		468		15,360		15,452		3,936		—		3,936
Keystone-Hyundai Securities No. 1 Private Equity Fund		133,720		94,857		34,114		38,863		1,828		—		1,828
Inno Lending Co., Ltd.		1,870		56		2,000		1,814		361		—		361
SY Auto Capital Co., Ltd.		62,530		35,181		20,000		27,349		13,401		(8,114)		5,287
Builton Co., Ltd.		512		760		250		(248)		800		—		800
Kyobo 7 Special Purpose Acquisition Co., Ltd.		2,293		2,270		23		23		10		—		10
Food Factory Co., Ltd.		2,202		2,772		245		(570)		1,000		—		1,000
KB Pre IPO Secondary Venture Fund 1st		11,000		1		11,000		10,999		1,670		—		1,670

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	March 31, 2017[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd. (initial acquisition 22.59%)	~~W~~	3,231,393	~~W~~	99,851	~~W~~	1,565	~~W~~	101,416	~~W~~	15,884
(additional acquisition 10.70%)		3,209,983		86,114		9,568		95,682
(additional acquisition 6.52%)		3,205,297		109,611		10,928		120,539
Balhae Infrastructure Company		66,889		63,904		—		63,904		3,011
Korea Credit Bureau Co., Ltd.		13,664		526		—		526		149
KoFC KBIC Frontier Champ 2010-5(PEF)		139		135		(1,555)		(1,420)		—
KB GwS Private Securities Investment Trust		8,751		8,499		—		8,499		4,011
Incheon Bridge Co., Ltd.		22,862		3,722		—		3,722		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,315		(1,257)		50		(1,207)		—
Aju Good Technology Venture Fund		86		(322)		—		(322)		—
KB Star office Private real estate Investment Trust No.1		3,287		1,397		—		1,397		—
RAND Bio Science Co., Ltd.		—		(582)		—		(582)		—
KB No.8 Special Purpose Acquisition Company		—		21		—		21		—
KB No.9 Special Purpose Acquisition Company		—		121		—		121		—
KB No.10 Special Purpose Acquisition Company		—		6		—		6		—
KB No.11 Special Purpose Acquisition Company		—		(17)		—		(17)		—
KB IGen Private Equity Fund No. 1		—		(92)		—		(92)		—
IMM Investment 5th PRIVATE EQUITY FUND		—		(15)		—		(15)		—
KB Private Equity Fund III		—		(402)		—		(402)		—
Hyundai-Tongyang Agrifood Private Equity Fund		12		(83)		—		(83)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		—		(326)		(65)		(391)		—
Inno Lending Co., Ltd.		—		(88)		—		(88)		—
SY Auto Capital Co., Ltd.		4,284		1,038		—		1,038		—
Builton Co., Ltd.		1,123		(467)		—		(467)		—
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		—		—		—		—
Food Factory Co., Ltd.		2,022		(190)		—		(190)		—
KB Pre IPO Secondary Venture Fund 1st		—		(1)		—		(1)		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(In millions of Korean won)	December 31, 2016
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	30,949,859	~~W~~	27,357,084	~~W~~	33,250	~~W~~	3,592,775	~~W~~	810,704	~~W~~	(1,126)	~~W~~	1,392,194
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678
(additional acquisition 6.52%)[2]		30,038,426		27,136,518		33,250		2,901,908		188,938
Balhae Infrastructure Company		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
JSC Bank CenterCredit		4,510,673		4,578,854		546,794		(68,181)		(32,191)		32,191		—
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
Aju Good Technology Venture Fund		5,249		181		5,200		5,068		1,949		49		1,998
KB Star office Private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
RAND Bio Science Co., Ltd.		2,720		5		83		2,715		2,000		—		2,000
isMedia Co., Ltd.		41,192		20,925		2,520		20,267		3,978		—		3,978
KB No.8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19
KB No.9 Special Purpose Acquisition Company		29,677		2,503		1,382		27,174		31		—		31
KB No.10 Special Purpose Acquisition Company		11,795		1,628		521		10,167		20		—		20
KB No.11 Special Purpose Acquisition Company		991		714		21		277		13		—		13
KB-Glenwood Private Equity Fund		30,558		3,204		31,100		27,354		10		—		10
IMM Investment 5th PRIVATE EQUITY FUND		10,114		1		10,114		10,113		9,999		—		9,999
Hyundai-Tongyang Agrifood Private Equity Fund		15,910		375		15,360		15,535		3,957		—		3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund		112,865		73,429		34,114		39,436		1,850		—		1,850
KB Private Equity Fund III		51,000		—		51,000		51,000		8,000		—		8,000
Inno Lending Co., Ltd.		1,903		1		2,000		1,902		378		—		378
SY Auto Capital Co., Ltd.		65,292		38,981		20,000		26,311		26,311		(20,618)		5,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	March 31, 2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	2,851,142	~~W~~	83,337	~~W~~	125,072	~~W~~	208,409	~~W~~	7,989
(additional acquisition 10.70%)		2,851,075		84,647		125,072		209,719
Balhae Infrastructure Company		13,381		11,193		—		11,193		2,812
Korea Credit Bureau Co., Ltd.		9,864		(1,612)		—		(1,612)		135
UAMCO., Ltd.		123,699		10,916		(17)		10,899		26,961
JSC Bank CenterCredit		30,220		14,766		(13,695)		1,071		—
KoFC KBIC Frontier Champ 2010-5(PEF)		565		420		(992)		(572)		—
United PF 1st Recovery Private Equity Fund		23,388		18,423		—		18,423		—
KB GwS Private Securities Investment Trust		9,126		8,869		—		8,869		4,011
Incheon Bridge Co., Ltd.		20,228		520		—		520		—
KB Star office Private real estate Investment Trust No.1		4,392		2,493		—		2,493		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,749		979		(40)		939		—
NPS KBIC Private Equity Fund No. 1		—		—		—		—		—
KBIC Private Equity Fund No. 3		388		320		—		320		—
KB-Glenwood Private Equity Fund		—		(78)		—		(78)		—
KB No.5 Special Purpose Acquisition Company		—		31		—		31		—
KB No.6 Special Purpose Acquisition Company		—		112		—		112		—
KB No.7 Special Purpose Acquisition Company		—		18		—		18		—
KB No.8 Special Purpose Acquisition Company		—		90		277		367		—
KB No.9 Special Purpose Acquisition Company		—		(39)		25,392		25,353		—
SY Auto Capital Co., Ltd.		1,329		709		—		709		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Details of profit or loss are not disclosed because the 3rd acquisition of shares of KB Insurance Co., Ltd. occurred in December 29, 2016.

Changes in investments in associates for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	1,392,194	~~W~~	—	~~W~~	—	~~W~~	(15,884)	~~W~~	38,872	~~W~~	2,216	~~W~~	—	~~W~~	1,417,398
Balhae Infrastructure Company		133,200		—		—		(3,011)		8,055		—		—		138,244
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		77		—		—		4,781
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		—		—		45		(778)		—		23,986
KB GwS Private Securities Investment Trust		129,678		—		—		(4,011)		2,139		—		—		127,806
Incheon Bridge Co., Ltd.		728		—		—		—		657		—		—		1,385
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		—		—		(349)		12		—		24,452
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
MJT&I Co., Ltd.		232		—		—		—		—		—		—		232
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
Kendae Co., Ltd.		—		—		—		—		127		—		—		127

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Aju Good Technology Venture Fund		1,998		1,731		—		—		—		—		—		3,729
KB Star office Private real estate Investment Trust No.1		19,807		—		—		—		294		—		—		20,101
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		13		—		—		—		(1)		—		—		12
KB IGen Private Equity Fund No. 1		10		—		(4)		—		—		—		—		6
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(19,989)		—		(14)		—		—		15,196
KB Private Equity Fund III		8,000		—		—		—		(63)		—		—		7,937
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		—		—		(21)		—		—		3,936
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(18)		(4)		—		1,828
Inno Lending Co.,Ltd		378		—		—		—		(17)		—		—		361
SY Auto Capital Co., Ltd.		5,693		—		—		—		(406)		—		—		5,287
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		—		—		—		—		—		10
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
KB Pre IPO Secondary Venture Fund 1st		—		1,671		—		—		(1)		—		—		1,670

	~~W~~	1,770,673	~~W~~	30,412	~~W~~	(28,165)	~~W~~	(23,055)	~~W~~	51,201	~~W~~	1,446	~~W~~	—	~~W~~	1,802,512

[1]	Gain on disposal of investments in associates for the year ended March 31, 2017, amounts to \ 1,249 million.

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	1,077,014	~~W~~	—	~~W~~	—	~~W~~	(7,989)	~~W~~	27,713	~~W~~	41,634	~~W~~	—	~~W~~	1,138,372
Balhae Infrastructure Company		128,275		2,647		—		(2,812)		1,411		—		—		129,521
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		(53)		—		—		4,392
UAMCO., Ltd.		129,707		—		—		(26,961)		2,648		—		—		105,394
JSC Bank CenterCredit		—		—		—		—		—		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(900)		—		125		(496)		—		24,237
United PF 1st Recovery Private Equity Fund		183,117		—		—		—		3,267		—		—		186,384
KB GwS Private Securities Investment Trust		127,539		—		—		(4,011)		2,372		—		—		125,900
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,750		—		—		326		(13)		—		32,533
Terra Co., Ltd.		21		—		—		—		(6)		—		—		15
MJT&I Co., Ltd.		149		—		—		—		46		—		—		195
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Doosung Metal Co., Ltd.		—		—		—		—		17		—		—		17
Shinhwa Underwear Co., Ltd.		56		—		—		—		44		—		—		100
KB Star office Private real estate Investment Trust No.1		19,915		—		—		—		525		—		—		20,440
KBIC Private Equity Fund No. 3		2,348		—		—		—		7		—		—		2,355
Sawnics Co., Ltd.		1,397		—		—		—		(235)		—		—		1,162
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.5 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.6 Special Purpose Acquisition Company		78		—		—		—		—		—		—		78
KB No.7 Special Purpose Acquisition Company		88		—		—		—		—		—		—		88
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company[1]		15		4,082		—		—		(5)		(80)		8		4,020
SY Auto Capital Co., Ltd		9,481		—		—		—		(439)		—		—		9,042

	~~W~~	1,737,840	~~W~~	10,479	~~W~~	(900)	~~W~~	(41,908)	~~W~~	37,730	~~W~~	41,045	~~W~~	8	~~W~~	1,784,294

[1]	Others of KB No.9 Special Purpose Acquisition Company amounting to ~~W~~8 million represents the changes in interests due to unequal paid-in capital increase in the associate.
[2]	Gain on disposal of investments in associates for the year ended March 31, 2016, amounts to \ 8 million.

13. Property and Equipment, and Investment Properties

Details of property and equipment as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,290,432	~~W~~	—	~~W~~	(1,018)	~~W~~	2,289,414
Buildings		1,454,187		(484,833)		(5,859)		963,495
Leasehold improvements		720,668		(646,431)		—		74,237
Equipment and vehicles		1,581,713		(1,365,106)		(2,718)		213,889
Construction in progress		8,852		—		—		8,852
Financial lease assets		34,111		(22,555)		—		11,556

	~~W~~	6,089,963	~~W~~	(2,518,925)	~~W~~	(9,595)	~~W~~	3,561,443

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

	December 31, 2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,325,568	~~W~~	—	~~W~~	(1,018)	~~W~~	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

	~~W~~	6,136,237	~~W~~	(2,495,154)	~~W~~	(13,815)	~~W~~	3,627,268

Details of investment property as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	206,596	~~W~~	—	~~W~~	(2,124)	~~W~~	204,472
Buildings		586,089		(67,560)		(1,169)		517,360

	~~W~~	792,685	~~W~~	(67,560)	~~W~~	(3,293)	~~W~~	721,832

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	203,795	~~W~~	—	~~W~~	(1,404)	~~W~~	202,391
Buildings		616,085		(63,465)		—		552,620

	~~W~~	819,880	~~W~~	(63,465)	~~W~~	(1,404)	~~W~~	755,011

14. Intangible Assets

Details of intangible assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		1,337,393		(904,100)		(42,470)		390,823

	~~W~~	1,669,100	~~W~~	(904,100)	~~W~~	(111,785)	~~W~~	653,215

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		1,312,732		(877,881)		(44,927)		389,924

	~~W~~	1,644,439	~~W~~	(877,881)	~~W~~	(114,242)	~~W~~	652,316

Details of goodwill as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017				December 31, 2016
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

Details of intangible assets, excluding goodwill, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	6,615	~~W~~	(1,730)	~~W~~	—	~~W~~	4,885
Software		898,804		(765,785)		(2)		133,017
Other intangible assets		389,565		(120,293)		(42,468)		226,804
Finance leases assets		42,409		(16,292)		—		26,117

	~~W~~	1,337,393	~~W~~	(904,100)	~~W~~	(42,470)	~~W~~	390,823

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,617	~~W~~	(1,612)	~~W~~	—	~~W~~	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

	~~W~~	1,312,732	~~W~~	(877,881)	~~W~~	(44,927)	~~W~~	389,924

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	88,844	~~W~~	—	~~W~~	88,844
Allowances for loan losses		7,994		—		7,994
Impairment losses on property and equipment		8,051		(358)		7,693
Interest on equity index-linked deposits		33		—		33
Share-based payments		12,230		—		12,230
Provisions for guarantees		26,791		—		26,791
Losses(gains) from valuation on derivative financial instruments		9,350		(98,584)		(89,234)
Present value discount		14,944		(6,275)		8,669
Losses(gains) from fair value hedged item		—		(16,115)		(16,115)
Accrued interest		—		(79,277)		(79,277)
Deferred loan origination fees and costs		932		(156,992)		(156,060)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		203,248		(97,754)		105,494
Gains on valuation of security investment		105,369		(9,223)		96,146
Defined benefit liabilities		284,118		—		284,118
Accrued expenses		72,092		—		72,092
Retirement insurance expense		—		(246,848)		(246,848)
Adjustments to the prepaid contributions		—		(13,224)		(13,224)
Derivative-linked securities		65,595		(37,958)		27,637
Others		358,230		(211,009)		147,221

		1,258,624		(1,259,736)		(1,112)

Offsetting of deferred income tax assets and liabilities		(1,231,220)		1,231,220		—

	~~W~~	27,404	~~W~~	(28,516)	~~W~~	(1,112)

(In millions of Korean won)	December 31, 2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	91,201	~~W~~	—	~~W~~	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)
Gains from revaluation		803		(286,119)		(285,316)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

	~~W~~	133,624	~~W~~	(103,482)	~~W~~	30,142

16. Assets Held for Sale

Details of assets held for sale as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	58,071	~~W~~	(7,805)	~~W~~	50,266	~~W~~	59,008
Buildings held for sale		60,608		(23,097)		37,511		38,366

	~~W~~	118,679	~~W~~	(30,902)	~~W~~	87,777	~~W~~	97,374

(In millions of Korean won)	December 31, 2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	31,310	~~W~~	(8,179)	~~W~~	23,131	~~W~~	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

	~~W~~	81,396	~~W~~	(29,248)	~~W~~	52,148	~~W~~	54,004

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

Details of other assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Other financial assets
Other receivables	~~W~~	7,156,526	~~W~~	4,326,183
Accrued income		1,322,249		1,305,680
Guarantee deposits		1,203,552		1,230,400
Domestic exchange settlement debits		483,250		535,237
Others		40,461		25,226
Less: Allowances for loan losses		(90,548)		(95,629)
Less: Present value discount		(4,381)		(4,762)

		10,111,109		7,322,335

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Other non-financial assets
Other receivables		14,974		17,727
Prepaid expenses		203,038		188,135
Guarantee deposits		3,918		3,934
Insurance assets		129,343		128,146
Separate account assets		897,356		866,310
Others		387,187		356,380
Less: Allowances on other asset		(32,900)		(25,182)

		1,602,916		1,535,450

	~~W~~	11,714,025	~~W~~	8,857,785

Changes in allowances for loan losses on other assets for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(10,877)		(119)		(10,996)
Provision		4,772		253		5,025
Others		1,024		7,584		8,608

Ending	~~W~~	90,548	~~W~~	32,900	~~W~~	123,448

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(1,104)		—		(1,104)
Provision		1,308		411		1,719
Others		666		—		666

Ending	~~W~~	309,569	~~W~~	24,388	~~W~~	333,957

18. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial liabilities held for trading
Securities sold	~~W~~	1,084,693	~~W~~	1,070,272
Other		77,690		73,238

		1,162,383		1,143,510

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,247,284		10,979,326

Total financial liabilities at fair value through profit or loss	~~W~~	11,409,667	~~W~~	12,122,836

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

19. Deposits

Details of deposits as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Demand deposits
Demand deposits in Korean won	~~W~~	105,706,104	~~W~~	104,758,222
Demand deposits in foreign currencies		6,082,848		5,305,313

		111,788,952		110,063,535

Time deposits
Time deposits in Korean won		123,331,403		122,532,476
Fair value adjustments on valuation of fair value hedged items		—		—

		123,331,403		122,532,476

Time deposits in foreign currencies		4,671,350		4,314,783
Fair value adjustments on valuation of fair value hedged items		(68,514)		(61,657)

		4,602,836		4,253,126

		127,934,239		126,785,602

Certificates of deposits		2,293,490		2,880,558

Total deposits	~~W~~	242,016,681	~~W~~	239,729,695

20. Debts

Details of debts as of March 31, 2017 and December 31, 2016, consist of:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Borrowings	~~W~~	14,434,981	~~W~~	14,485,789
Repurchase agreements and others		9,127,553		8,825,564
Call money		2,805,126		2,940,133

	~~W~~	26,367,660	~~W~~	26,251,486

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Details of borrowings as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	March 31, 2017		December 31, 2016
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,675,337	~~W~~	1,644,260
	Borrowings from the government	Small Enterprise And Market Service and others	0.00~3.00		1,416,516		1,331,688
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		923,510		889,433
	Other borrowings	The Korea Development Bank and others	0.00~5.70		4,633,099		4,284,108

					8,648,462		8,149,489

Borrowings in foreign currencies	Due to banks	Bank of Tokyo-Mitsubishi UFJ, LTD. and Others	—		5,006		70,624
	Borrowings from banking institutions	Mizuhobank LTD. Seoul Branch and Others	0.00~3.18		3,683,232		3,949,376
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	1.50~2.35		93,024		121,104
	Other borrowings	Standard Chartered Bank and others	0.00~3.66		2,005,257		2,195,196

					5,786,519		6,336,300

				~~W~~	14,434,981	~~W~~	14,485,789

21. Debentures

Details of debentures as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2017		December 31, 2016
Debentures in Korean won
Structured debentures	0.29~6.00	~~W~~	1,016,880	~~W~~	1,146,300
Subordinated fixed rate debentures in Korean won	3.08~5.70		3,268,932		3,271,693
Fixed rate debentures in Korean won	1.29~5.30		27,244,285		25,627,695
Floating rate debentures in Korean won	1.33~2.20		1,033,000		1,108,000

			32,563,097		31,153,688

Fair value adjustments on fair value hedged financial debentures in Korean won			25,087		26,724
Less: Discount on debentures in Korean won			(19,436)		(19,064)

			32,568,748		31,161,348

Debentures in foreign currencies
Floating rate debentures	1.44~1.48		502,245		1,063,480
Fixed rate debentures	1.38~2.25		2,254,522		2,803,720

			2,756,767		3,867,200

Fair value adjustments on fair value hedged debentures in foreign currencies			(23,164)		(24,302)
Less: Discount or premium on debentures in foreign currencies			(10,101)		(12,189)

			2,723,502		3,830,709

		~~W~~	35,292,250	~~W~~	34,992,057

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in debentures based on face value for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	769,300	~~W~~	(898,720)	~~W~~	—	~~W~~	1,016,880
Subordinated fixed rate debentures in Korean won		3,271,693		—		(2,761)		—		3,268,932
Fixed rate debentures in Korean won		25,627,695		26,704,600		(25,088,010)		—		27,244,285
Floating rate debentures in Korean won		1,108,000		85,000		(160,000)		—		1,033,000

		31,153,688		27,558,900		(26,149,491)		—		32,563,097

Debentures in foreign currencies
Floating rate debentures		1,063,480		175,560		(670,236)		(66,559)		502,245
Fixed rate debentures		2,803,720		—		(354,150)		(195,048)		2,254,522

		3,867,200		175,560		(1,024,386)		(261,607)		2,756,767

	~~W~~	35,020,888	~~W~~	27,734,460	~~W~~	(27,173,877)	~~W~~	(261,607)	~~W~~	35,319,864

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(137,118)	~~W~~	—	~~W~~	772,670
Subordinated fixed rate debentures in Korean won		4,586,829		—		(259,530)		—		4,327,299
Fixed rate debentures in Korean won		22,500,223		19,965,600		(20,455,879)		—		22,009,944
Floating rate debentures in Korean won		448,000		100,000		—		—		548,000

		28,444,840		20,065,600		(20,852,527)		—		27,657,913

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(119,165)		(22,137)		1,723,417
Fixed rate debentures		2,325,537		601,550		(407,512)		(35,402)		2,484,173

		4,154,661		637,145		(526,677)		(57,539)		4,207,590

	~~W~~	32,599,501	~~W~~	20,702,745	~~W~~	(21,379,204)	~~W~~	(57,539)	~~W~~	31,865,503

22. Provisions

Details of provisions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Provisions for unused loan commitments	~~W~~	182,817	~~W~~	189,349
Provisions for payment guarantees		110,744		126,428
Provisions for financial guarantee contracts		3,123		4,333
Provisions for restoration cost		84,652		84,854
Others		138,451		132,753

	~~W~~	519,787	~~W~~	537,717

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in provisions for unused loan commitments, payment guarantees for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(1,976)		(5,680)		(7,656)
Reversal		(4,556)		(10,004)		(14,560)

Ending	~~W~~	182,817	~~W~~	110,744	~~W~~	293,561

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		(247)		(1,599)		(1,846)
Provision		6,322		70,200		76,522

Ending	~~W~~	201,460	~~W~~	227,055	~~W~~	428,515

Changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	4,333	~~W~~	3,809
Reversal		(1,210)		(956)

Ending	~~W~~	3,123	~~W~~	2,853

Changes in provisions for restoration cost for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	84,854	~~W~~	75,351
Provision		1,350		837
Reversal		(60)		(8)
Used		(1,997)		(1,798)
Unwinding of discount		505		438

Ending	~~W~~	84,652	~~W~~	74,820

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in other provisions for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)

	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		26,066		11,515		1,128		—		4,792		43,501
Decrease		(16,286)		(10,881)		(203)		—		(10,433)		(37,803)

Ending	~~W~~	18,570	~~W~~	51,030	~~W~~	21,548	~~W~~	358	~~W~~	46,945	~~W~~	138,451

(In millions of Korean won)

	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		6,196		5,520		985		—		5,339		18,040
Decrease		(5,982)		(5,103)		(35,088)		—		(3,085)		(49,258)

Ending	~~W~~	8,844	~~W~~	41,508	~~W~~	37,137	~~W~~	69	~~W~~	56,085	~~W~~	143,643

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data; such as, interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in the net defined benefit liabilities for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		46,726		—		46,726
Interest cost(income)		8,653		(8,160)		493
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		4,484		4,484
Contributions		—		(103)		(103)
Payments from plans (benefit payments)		(181,214)		181,193		(21)
Payments from the Group		(15,587)		—		(15,587)
Transfer in		6,340		(6,339)		1
Transfer out		(6,668)		6,665		(3)
Effect of exchange rate changes		(14)		—		(14)

Ending	~~W~~	1,434,239	~~W~~	(1,301,964)	~~W~~	132,275

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		46,709		—		46,709
Interest cost(income)		8,711		(8,263)		448
Past service cost		833		—		833
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		3,107		3,107
Contributions		—		(83)		(83)
Payments from plans (benefit payments)		(34,135)		34,135		—
Payments from the Group		(3,371)		—		(3,371)
Transfer in		3,168		(3,148)		20
Transfer out		(3,589)		3,589		—
Effect of exchange rate changes		18		—		18

Ending	~~W~~	1,431,944	~~W~~	(1,311,066)	~~W~~	120,878

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Details of the net defined benefit liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Present value of defined benefit obligation	~~W~~	1,434,239	~~W~~	1,576,003
Fair value of plan assets		(1,301,964)		(1,479,704)

Net defined benefit liabilities	~~W~~	132,275	~~W~~	96,299

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Current service cost	~~W~~	46,726	~~W~~	46,709
Past service cost		—		833
Net interest expenses of net defined benefit liabilities		493		448

Post-employment benefits[1]	~~W~~	47,219	~~W~~	47,990

[1]	Post-employment benefits amounting to ~~W~~401 million and ~~W~~338 million for the three-month periods ended March 31, 2017 and 2016, respectively, are recognized as other operating expense in the statements of comprehensive income.

24. Other Liabilities

Details of other liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Other financial liabilities
Other payables	~~W~~	10,161,075	~~W~~	6,526,330
Prepaid card and debit card		20,625		19,076
Accrued expenses		2,522,626		2,613,445
Financial guarantee liabilities		33,966		26,449
Deposits for letter of guarantees and others		602,325		561,664
Domestic exchange settlement credits		909,716		1,338,103
Foreign exchanges settlement credits		91,311		116,226
Borrowings from other business accounts		3,570		5,204
Other payables from trust accounts		4,251,636		4,430,508
Liability incurred from agency relationships		1,415,505		386,670
Account for agency businesses		396,541		248,257
Dividend payables		498,444		475
Others		26,375		14,171

		20,933,715		16,286,578

Other non-financial liabilities
Other payables		16,317		842,902
Unearned revenue		243,816		226,096
Accrued expenses		463,651		395,933
Deferred revenue on credit card points		149,768		145,457
Withholding taxes		128,513		140,258
Insurance liabilities		7,288,093		7,290,844
Separate account liabilities		972,080		875,015
Others		239,272		126,658

		9,501,510		10,043,163

	~~W~~	30,435,225	~~W~~	26,329,741

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017		December 31, 2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Beginning	398,285,437	386,351,693
Increase	73,969	—
Decrease	(1,794,182)	(4,094,697)
Ending	396,565,224	382,256,996

25.2 Capital Surplus

Details of capital surplus as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Share premium	~~W~~	13,190,275	~~W~~	13,190,274
Loss on sales of treasury shares		(567,979)		(568,544)
Other capital surplus		4,373,252		4,373,172

	~~W~~	16,995,548	~~W~~	16,994,902

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Remeasurements of net defined benefit liabilities	~~W~~	(124,475)	~~W~~	(121,055)
Exchange differences on translating foreign operations		(7,573)		53,138
Change in value of available-for-sale financial assets		667,958		601,620
Change in value of held-to-maturity financial assets		5,893		6,447
Shares of other comprehensive income of associates		(5,814)		(96,174)
Cash flow hedges		(4,808)		(6,075)
Hedges of a net investment in a foreign operation		(25,321)		(32,572)
Comprehensive income of assets held for sale		(67,337)		—

	~~W~~	438,523	~~W~~	405,329

25.4 Retained Earnings

Details of retained earnings as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Legal reserves[1]	~~W~~	334,873	~~W~~	275,860
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		11,284,488		10,971,368

	~~W~~	12,601,361	~~W~~	12,229,228

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,715,021	~~W~~	2,670,478
Non-controlling interests		39,056		34,650

	~~W~~	2,754,077	~~W~~	2,705,128

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won, except earnings per share)	2017		2016
Provision(Reversal) of regulatory reserve for credit losses	~~W~~	44,544	~~W~~	201,809
Adjusted profit after provision of regulatory reserve for credit losses[1]		825,557		343,195
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,080		891
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		2,068		887

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

25.5 Treasury Shares

Changes in treasury shares outstanding for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In number of shares and millions of Korean won)	March 31, 2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		19,826,100		1,794,182		(73,969)		21,546,313
Carrying amount	~~W~~	721,973	~~W~~	82,177	~~W~~	(2,949)	~~W~~	801,201

[1]	Total contract amount of ~~W~~300,000 million out of ~~W~~800,000 million in trust agreement entered into with Samsung Securities Co.,Ltd, for acquisition of treasury shares has been terminated upon natural expiration of the term of the agreement during the three-month periods ended March 31, 2017.

(In number of shares and millions of Korean won)	March 31, 2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		4,094,697		—		4,094,697
Carrying amount[1]	~~W~~	—	~~W~~	127,541	~~W~~	—	~~W~~	127,541

[1]	The Group had entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~300,000 million in order to enhance shareholder value in the prior quarter.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

26. Net Interest Income

Details of interest income and interest expense for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Interest income
Due from financial institutions	~~W~~	24,171	~~W~~	30,163
Loans		2,336,976		2,173,742
Financial investments
Available-for-sale financial assets		121,499		112,406
Held-to-maturity financial assets		96,866		121,194
Other		24,298		28,827

		2,603,810		2,466,332

Interest expenses
Deposits		579,690		678,498
Debts		79,443		49,829
Debentures		200,702		217,626
Other		17,622		14,095

		877,457		960,048

Net interest income	~~W~~	1,726,353	~~W~~	1,506,284

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Fee and commission income
Banking activity fees	~~W~~	45,472	~~W~~	42,117
Lending activity fees		19,004		18,554
Credit card related fees and commissions		333,694		291,044
Debit card related fees and commissions		98,501		87,721
Agent activity fees		45,095		45,720
Trust and other fiduciary fees		91,499		50,879
Fund management related fees		33,108		28,491
Guarantee fees		10,439		7,707
Foreign currency related fees		24,922		24,225
Commissions from transfer agent services		42,488		41,029
Other business account commission on consignment		8,233		8,408
Commissions received on securities business		90,489		21,570
Lease fees		32,907		12,960
Other		63,227		39,135

		939,078		719,560

Fee and commission expense
Trading activity related fees[1]		6,250		2,733
Lending activity fees		6,109		5,040
Credit card related fees and commissions		322,310		269,625
Outsourcing related fees		19,655		19,033
Foreign currency related fees		5,952		3,689
Management fees of written-off loans		1,016		1,139
Other		57,148		50,144

		418,440		351,403

Net fee and commission income	~~W~~	520,638	~~W~~	368,157

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	169,181	~~W~~	136,186
Equity securities		105,722		24,953

		274,903		161,139

Derivatives held for trading
Interest rate		402,227		453,547
Currency		3,350,385		1,182,373
Stock or stock index		800,017		63,893
Credit		37,760		5,128
Commodity		2,415		292
Other		2,361		1,021

		4,595,165		1,706,254

Financial liabilities held for trading		15,171		12,981

Other financial instruments		—		132

	~~W~~	4,885,239	~~W~~	1,880,506

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	65,696	~~W~~	10,428
Equity securities		51,775		14,448

		117,471		24,876

Derivatives held for trading
Interest rate		367,474		497,450
Currency		3,299,603		1,208,628

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Stock or stock index		388,075		109,438
Credit		36,013		2,558
Commodity		1,371		799
Other		4,132		37

		4,096,668		1,818,910

Financial liabilities held for trading		30,726		41,952

Other financial instruments		26		134

		4,244,891		1,885,872

Net gains or losses on financial instruments held for trading	~~W~~	640,348	~~W~~	(5,366)

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through

Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	38,923	~~W~~	12,468
Financial liabilities designated at fair value through profit or loss		138,532		71,515

		177,455		83,983

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		39,242		12,292
Financial liabilities designated at fair value through profit or loss		537,275		28,096

		576,517		40,388

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(399,062)	~~W~~	43,595

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	21	~~W~~	—
Gain on sale of available-for-sale financial assets		23,129		61,512

		23,150		61,512

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		2		—

		2		—

Gain on foreign exchange transactions		554,098		1,312,872
Income related to insurance		268,599		355,963
Dividend income		82,277		54,480
Others		101,150		71,802

		1,029,276		1,856,629

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		29		—
Loss on sale of available-for-sale financial assets		22,623		1,591
Impairment on available-for-sale financial assets		12,437		3,047

		35,089		4,638

Loss on foreign exchanges transactions		520,157		1,235,472
Expense related to insurance		288,396		385,324
Others		364,956		303,182

		1,208,598		1,928,616

Net other operating expenses	~~W~~	(179,322)	~~W~~	(71,987)

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	475,190	~~W~~	438,595
Salaries and short-term employee benefits - others		248,002		247,704
Post-employment benefits - defined benefit plans		46,818		47,652

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Post-employment benefits - defined contribution plans		1,870		2,771
Termination benefits		(1,445)		(1,311)
Share-based payments		14,766		3,060

		785,201		738,471

Depreciation and amortization		74,282		59,077

Other general and administrative expenses
Rental expense		74,483		68,575
Tax and dues		44,774		31,771
Communication		7,222		8,447
Electricity and utilities		7,472		8,213
Publication		3,987		4,455
Repairs and maintenance		3,443		3,925
Vehicle		2,262		1,956
Travel		2,175		1,568
Training		5,776		5,612
Service fees		34,909		26,725
Electronic data processing expenses		37,329		39,791
Advertising		34,207		18,771
Others		49,699		36,451

		307,738		256,260

	~~W~~	1,167,221	~~W~~	1,053,808

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of March 31, 2017, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,10]
Deferred grant in 2014	—	5,286	Satisfied
Deferred grant in 2015	—	21,987	Satisfied
Deferred grant in 2016	—	15,338	Satisfied

		225,443

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	133,594	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 69	Jan. 01, 2017	355,954	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	152,858	Satisfied

		802,020

Other subsidiaries and associate
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2014	—	55,131	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2016	—	180,530	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2017	—	195,934	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

		663,010

		1,690,473

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of March 31, 2017).
[2]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR(Total Shareholder Return), EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[10]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, results of the Group and relative TSR respectively. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 30% is determined upon the accomplishment of relative TSR.
[11]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, relative TSR and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

[12]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

Details of stock grants linked to short-term performance as of March 31, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	6,345	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	685	Satisfied
Stock granted in 2014	Jan. 01, 2014	66,695	Satisfied
Stock granted in 2015	Jan. 01, 2015	103,061	Satisfied
Stock granted in 2016	Jan. 01, 2016	135,842	Satisfied
Stock granted in 2017	Jan. 01, 2017	32,120	Proportional to service period
Other subsidiaries and associate
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	183,841	Satisfied
Stock granted in 2017	—	63,747	Proportional to service period

[1]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of March 31, 2017 and December 31, 2016, the accrued expenses related to share-based payments including share grants amounted to ~~W~~75,882 million and ~~W~~79,742 million, respectively, and the compensation costs from share grants amounting to ~~W~~14,766 million and ~~W~~3,060 million were incurred during the three-month periods ended March 31, 2017 and 2016, respectively. There is no intrinsic value of the vested stock options as of March 31, 2017 and December 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Details of Mileage stock as of March 31, 2017, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~1.81	23,168
	Apr. 29, 2016	60	0.00~2.08	60
	July 07, 2016	280	0.00~2.27	280
	July 18, 2016	767	0.00~2.30	767
	Aug. 03, 2016	97	0.00~2.34	97
	Aug. 17, 2016	51	0.00~2.38	51
	Aug. 30, 2016	256	0.00~2.42	244
	Sept. 06, 2016	206	0.00~2.44	191
	Oct. 07, 2016	105	0.00~2.52	105
	Nov. 01, 2016	118	0.00~2.59	118
	Dec. 07, 2016	211	0.00~2.69	189
	Dec. 08, 2016	43	0.00~2.69	43
	Dec. 15, 2016	12	0.00~2.71	12
	Dec. 20, 2016	309	0.00~2.72	309
	Dec. 28, 2016	76	0.00~2.75	64
	Dec. 30, 2016	210	0.00~2.75	210
Stock granted in 2017	Jan. 09, 2017	29,086	0.00~2.78	25,883
	Feb. 03, 2017	43	0.00~2.85	43

		65,759		51,834

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The remaining shares are assessed based on the stock price as of March 31, 2017. These shares are vested immediately at grant date.

As of March 31, 2017 and December 31, 2016, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~2,540 million and ~~W~~1,533 million, respectively, and the compensation costs amounting to ~~W~~1,245 million and ~~W~~1,077 million were incurred during the three-month periods ended March 31, 2017 and 2016, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other non-operating income
Gain on disposal in property and equipment	~~W~~	23	~~W~~	132
Rent received		5,116		4,001
Others		38,596		21,085

		43,735		25,218

Other non-operating expenses
Loss on disposal in property and equipment		110		446
Donation		7,013		3,408
Restoration cost		432		379
Others		10,212		6,823

		17,767		11,056

Net other non-operating income	~~W~~	25,968	~~W~~	14,162

32. Income Tax Expense

Income tax expense for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Tax payable
Current tax expense	~~W~~	46,668	~~W~~	231,787
Adjustments recognized in the period for current tax of prior years		(13,268)		34,382

		33,400		266,169

Changes in deferred income tax assets (liabilities)		31,254		(57,409)

Income tax recognized directly in equity
Exchange difference in foreign operation		8,788		—
Remeasurements of net defined benefit liabilities		1,092		743
Change in value of available-for-sale financial assets		(16,043)		(40,239)
Change in value of held-to-maturity financial assets		177		81
Share of other comprehensive loss of associates		21,577		(1,588)
Cash flow hedges		(261)		32
Hedges of a net investment in a foreign operation		(2,315)		(2,216)

		13,015		(43,187)

Tax expense	~~W~~	77,669	~~W~~	165,573

[1]	The Group had not recognized deferred income tax assets for the deductible temporary difference of ~~W~~786,293 million incurred from valuation loss on JSC BankCenterCredit until the year ended December 31, 2016, because the possibility of disposal of its shares was unlikely. However, considering the overall recent operating conditions, the Group has determined that disposal of shares in JSC BankCenterCredit has become probable and thus recognized deferred income tax assets (and tax income).

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2016, of ~~W~~1,250 per share, amounting to total dividends of ~~W~~497,969 million were declared at the annual general meeting on March 24, 2017. The Group’s interim consolidated financial statements as of March 31, 2017, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2016 were ~~W~~378,625 million (~~W~~980 per share).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Reclassification to assets held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	(4,512)	~~W~~	—	~~W~~	1,092	~~W~~	—	~~W~~	(124,475)
Exchange differences on translating foreign operations		53,138		(69,499)		—		8,788		—		(7,573)
Change in value of available-for-sale financial assets		601,620		92,823		(10,442)		(16,043)		—		667,958
Change in value of held-to-maturity financial assets		6,447		(731)		—		177		—		5,893
Shares of other comprehensive income of associates		(96,174)		1,446		—		21,577		67,337		(5,814)
Cash flow hedges		(6,075)		(26,047)		27,575		(261)		—		(4,808)
Hedges of a net investment in a foreign operation		(32,572)		9,566		—		(2,315)		—		(25,321)
Comprehensive income of assets held for sale		—		—		—		—		(67,337)		(67,337)

	~~W~~	405,329	~~W~~	3,046	~~W~~	17,133	~~W~~	13,015	~~W~~	—	~~W~~	438,523

(In millions of Korean won)	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	(3,072)	~~W~~	—	~~W~~	743	~~W~~	(136,205)
Exchange differences on translating foreign operations		32,990		(9,174)		—		—		23,816
Change in value of available-for-sale financial assets		653,130		215,010		(36,642)		(40,239)		791,259
Change in value of held-to-maturity financial assets		2,731		(336)		—		81		2,476
Shares of other comprehensive income of associates		(89,081)		41,045		—		(1,588)		(49,624)
Cash flow hedges		(10,173)		(6,098)		5,506		32		(10,733)
Hedges of a net investment in a foreign operation		(25,477)		9,157		—		(2,216)		(18,536)

	~~W~~	430,244	~~W~~	246,532	~~W~~	(31,136)	~~W~~	(43,187)	~~W~~	602,453

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

35. Earnings per Share

35.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month periods ended March 31, 2017 and 2016.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2017	2016
Beginning (A)	418,111,537	386,351,693
Acquisition of treasury shares (B)	(21,149,770)	(1,215,921)

Weighted average number of ordinary shares outstanding (C=A+B)	396,961,767	385,135,772

Basic earnings per share:

(In Korean won and in number of shares)	2017		2016
Profit attributable to ordinary shares (E)	~~W~~	870,101,260,162	~~W~~	545,003,541,904
Weighted average number of ordinary shares outstanding (F)		396,961,767		385,135,772
Basic earnings per share (G = E / F)	~~W~~	2,192	~~W~~	1,415

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In Korean won)	2017		2016
Profit attributable to ordinary shares	~~W~~	870,101,260,162	~~W~~	545,003,541,904
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	870,101,260,162	~~W~~	545,003,541,904

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Weighted average number of ordinary shares outstanding	396,961,767	385,135,772
Adjustment:
Stock grants	2,152,426	1,737,067
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	399,114,193	386,872,839

Diluted earnings per share for the three-month periods ended March 31, 2017 and 2016, are as follows:

(in Korean won and in number of shares)	2017		2016
Adjusted profit for diluted earnings per share	~~W~~	870,101,260,162	~~W~~	545,003,541,904
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		399,114,193		386,872,839
Diluted earnings per share	~~W~~	2,180	~~W~~	1,409

36. Insurance Contracts

36.1 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Individual insurance
Pure endowment insurance	~~W~~	5,179,596	~~W~~	5,150,946
Death insurance		271,169		243,008
Joint insurance		1,808,592		1,872,706
Group insurance		4,931		2,147
Others		23,805		22,037

	~~W~~	7,288,093	~~W~~	7,290,844

36.2 Insurance Assets

Details of insurance assets presented within other assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Reinsurance assets	~~W~~	6,396	~~W~~	5,995
Deferred acquisition costs		122,947		122,151

	~~W~~	129,343	~~W~~	128,146

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

36.3 Insurance Premiums and Reinsurance

Details of insurance premiums for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	140,327	~~W~~	52,402	~~W~~	60,856	~~W~~	4,528	~~W~~	7,130	~~W~~	265,243
Reinsurance premiums paid		(118)		(641)		(93)		(642)		(1,583)		(3,077)

Net premiums earned	~~W~~	140,209	~~W~~	51,761	~~W~~	60,763	~~W~~	3,886	~~W~~	5,547	~~W~~	262,166

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	231,252	~~W~~	27,448	~~W~~	84,189	~~W~~	5,448	~~W~~	5,458	~~W~~	353,795
Reinsurance premiums paid		(119)		(637)		(93)		(463)		(2,275)		(3,587)

Net premiums earned	~~W~~	231,133	~~W~~	26,811	~~W~~	84,096	~~W~~	4,985	~~W~~	3,183	~~W~~	350,208

Insurance expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	1,693	~~W~~	787	~~W~~	78,477	~~W~~	1,130	~~W~~	1,411	~~W~~	83,498
Dividend expense		436		7		—		—		—		443
Refund expense		126,781		6,141		49,738		203		—		182,863
Provision(reversal)		28,650		28,161		(64,114)		2,784		1,768		(2,751)

		157,560		35,096		64,101		4,117		3,179		264,053

Reinsurance claims		(62)		(822)		(12)		(641)		(1,819)		(3,356)

Net insurance expense	~~W~~	157,498	~~W~~	34,274	~~W~~	64,089	~~W~~	3,476	~~W~~	1,360	~~W~~	260,697

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	3,132	~~W~~	655	~~W~~	31,866	~~W~~	1,328	~~W~~	936	~~W~~	37,917
Dividend expense		180		6		—		—		—		186
Refund expense		105,124		4,081		50,015		31		—		159,251
Provision		133,947		15,161		9,774		3,885		1,525		164,292

		242,383		19,903		91,655		5,244		2,461		361,646

Reinsurance claims		(48)		(486)		(35)		(666)		(936)		(2,171)

Net insurance expense	~~W~~	242,335	~~W~~	19,417	~~W~~	91,620	~~W~~	4,578	~~W~~	1,525	~~W~~	359,475

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

37. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Cash	~~W~~	2,030,700	~~W~~	2,158,268
Checks with other banks		472,923		400,422
Due from Bank of Korea		9,827,160		7,676,491
Due from other financial institutions		6,603,220		7,649,682

		18,934,003		17,884,863

Restricted cash from financial institutions		(11,310,684)		(9,301,946)
Due from financial institutions with original maturities over three months		(1,283,842)		(1,168,081)

		(12,594,526)		(10,470,027)

	~~W~~	6,339,477	~~W~~	7,414,836

Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Activity	2017		2016
Income tax paid	Operating	~~W~~	66,076	~~W~~	45,554
Interest received	Operating		2,895,971		2,597,116
Interest paid	Operating		917,513		998,571
Dividends received	Operating		64,027		48,951

38. Contingent Liabilities and Commitments

Details of payment guarantees as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2016		December 31, 2016
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	335,444	~~W~~	329,051
Other payment guarantees		583,443		858,951

		918,887		1,188,002

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		217,478		234,125
Letter of guarantees		61,292		64,189
Bid bond		43,061		64,242
Performance bond		654,707		703,076
Refund guarantees		1,432,507		1,689,343
Other payment guarantees in foreign currency		1,530,368		1,593,770

		3,939,413		4,348,745

Financial guarantees
Guarantees for Debenture-Issuing		31,000		31,000
Payment guarantees for mortgage		37,599		25,994
Overseas debt guarantees		261,796		272,255

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

International financing guarantees in foreign currencies		48,912		52,961
Other financing payment guarantees		271,613		334

		650,920		382,544

		5,509,220		5,919,291

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,786,767		2,068,105
Refund guarantees		138,591		217,272

		1,925,358		2,285,377

	~~W~~	7,434,578	~~W~~	8,204,668

Commitments as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Commitments
Corporate loan commitments	~~W~~	32,286,101	~~W~~	35,723,627
Retail loan commitments		16,093,469		15,789,809
Credit line on credit cards		45,994,303		43,937,899
Purchase of other security investment and others		1,994,589		1,554,221

		96,368,462		97,005,556

Financial Guarantees
Credit line		3,451,266		3,334,648
Purchase of security investment		278,200		1,029,100

		3,729,466		4,363,748

	~~W~~	100,097,928	~~W~~	101,369,304

Other Matters (including litigation)

a) The Group has filed 146 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~486,666 million, and faces 300 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~279,085 million, which arose in the normal course of the business and are still pending as of March 31, 2017.

b) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~2,020 million and ~~W~~5,731 million as of March 31, 2017 and December 31, 2016, respectively.

c) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 119 legal claims filed as the defendant, with an aggregate claim of ~~W~~10,399 million as of March 31, 2017. A provision liability of ~~W~~10,261 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

39. Subsidiaries

Details of subsidiaries as of March 31, 2017, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment
	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Mar. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Mar. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00	Myanmer	Mar. 31	Banking and foreign exchange transaction
KB Securities Co., Ltd.	Hyundai Savings Bank	100.00	Korea	Mar. 31	Savings banking
	Hyundai Asset Management Co.,Ltd.	100.00	Korea	Mar. 31	Collective investment
	KBFG Securities America Inc.	100.00	United States of America	Mar. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	Mar. 31	Investment advisory and securities dealing activities
KB Capital Co., Ltd. and KB Kookmin Card Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Mar. 31	Financial Leasing

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Kookmin Bank	Samho Kyungwon Co., Ltd. and 24 others[2]	—	Korea	Mar. 31	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd., and 12 others[2]	0.50	Korea	Mar. 31	Asset-backed securitization
KB Securities Co., Ltd.	Dongbuka No.41 Ship Investment Company	99.99	Korea	Mar. 31	Other financial business
	Able Ocean Co., Ltd. and 47 others[2]	—	Korea	Mar. 31	Asset-backed securitization
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Mar. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Mar. 31	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	Mar. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[4]	50.00	Korea	Mar. 31	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Mar. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	Mar. 31	Capital investment
Kookmin Bank, KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	86.00	Korea	Mar. 31	Capital investment
Kookmin Bank	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Mar. 31	Private equity fund
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Mar. 31	Private equity fund
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Mar. 31	Capital investment
	KB Evergreen bond fund No.98 (Bond)	50.34	Korea	Mar. 31	Capital investment
	KB Haeoreum private securities investment trust 45(Bond)[3]	33.00	Korea	Mar. 31	Capital investment
	KB Haeoreum private securities investment trust 70(Bond)[3]	50.00	Korea	Mar. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Mar. 31	Capital investment
	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Mar. 31	Capital investment
	KB Senior Loan Private Fund[3]	28.70	Korea	Mar. 31	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Kookmin Bank, KB life Insurance Co., Ltd., KB Securities Co., Ltd. , KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Mar. 31	Investment trust
KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st 3	38.46	Korea	Mar. 31	Capital investment
	Jueun Power Middle 7 and 6 others	100.00	Korea	Mar. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	Mar. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	98.31	Korea	Mar. 31	Capital investment
	Hyundai Trust Securities Feeder Investment Trust No.1	99.88	Korea	Mar. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.62	Korea	Mar. 31	Capital investment
	Hyundai Kidzania Equity Feeder Trust No.1	74.73	Korea	Mar. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.56	Korea	Mar. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	82.42	Korea	Mar. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Mar. 31	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust	99.97	Korea	Mar. 31	Capital investment
	Hyudai China Index Plus Securities Investment Trust1	71.40	Korea	Mar. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman islands	Mar. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund[3]	50.00	Korea	Mar. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd. and KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	91.08	Luxembourg	Mar. 31	Capital investment
KB Securities Co., Ltd. and Others	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman islands	Mar. 31	Capital investment
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Mar. 31	Trust asset management
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate No. 6	100.00	Korea	Mar. 31	Capital investment
	KB Wellyan Private Equity Real Estate No. 7	99.83	Korea	Mar. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, No. 7	Boyoung Construction[2]	—	Korea	Dec. 31	Construction

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

KB Investment Co., Ltd., KB life Insurance Co., Ltd.	KB-Solidus Global Healthcare Fund[4]	36.66	Korea	Mar. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st [3]	48.98	Korea	Mar. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd [3]	44.44	Korea	Mar. 31	Capital investment
Able Quant Asia Pacific Feeder Fund(T.E.) Limited and others	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Mar. 31	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	Mar. 31	Finance and Real Estate Activities
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.48	Korea	Mar. 31	Capital investment
Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust - Bond	92.85	Korea	Mar. 31	Capital investment
Hyundai Dynamic Mix Secruticies Feeder Investment Trust	Hyundai Dynamic Mix Secruticies Master Investment Trust	98.92	Korea	Mar. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Mar. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Mar. 31	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Mar. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Mar. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Mar. 31	Real Estate Activities
KB Securities Hong Kong Ltd.	KB Asset Management Singapore PTE., Ltd. and 1 other	100.00	Singapore	Mar. 31	Collective investment and others
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Mar. 31	Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Mar. 31	Real Estate Activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Mar. 31	Real Estate Activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Mar. 31	Real Estate Activities
Able Ocean Co., Ltd.	Hyundai Ocean Star Ship Private 2	100.00	Korea	Mar. 31	Capital investment
Dongbuka No.41 Ship Investment Company	WISDOM SHAPLEY 41 SHIPPING S.A. and 1 other	100.00	Panama	Mar. 31	Renting of Transport Equipment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Mar. 31	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

The condensed financial information of major subsidiaries as of March 31, 2017 and December 31, 2016, and for the three-month periods ended March 31, 2017 and 2016, is as follows:

(In millions of Korean won)
	March 31, 2017
	Assets		Liabilities		Equity		Operating income (revenue)		Profit (loss) for the period[5]		Total comprehensive income for the period[5]
Kookmin Bank[1]	~~W~~	310,145,141	~~W~~	286,460,379	~~W~~	23,684,762	~~W~~	6,467,093	~~W~~	663,461	~~W~~	719,253
KB Securities Co., Ltd. [1,2]		33,689,660		29,458,673		4,230,987		1,855,301		63,780		46,631
KB Kookmin Card Co., Ltd.[1]		16,391,809		12,592,175		3,799,634		804,051		83,270		84,692
KB Life Insurance Co., Ltd.[1]		8,969,082		8,413,161		555,921		364,131		12,857		6,356
KB Asset Management Co., Ltd.[1]		129,816		13,676		116,140		28,975		12,033		11,964
KB Capital Co.,Ltd.[1,2]		7,752,763		6,937,205		815,558		139,577		36,528		35,707
KB Savings Bank Co., Ltd.		1,084,499		904,737		179,762		16,488		3,272		3,074
KB Real Estate Trust Co., Ltd.		206,180		35,203		170,977		16,437		8,112		8,003
KB Investment Co., Ltd.[1]		306,681		165,173		141,508		12,338		(2,552)		(2,879)
KB Credit Information Co., Ltd.		27,571		7,644		19,927		8,324		(397)		(399)
KB Data System Co., Ltd.		31,621		17,148		14,473		21,305		111		91

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	December 31, 2016						March 31, 2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit (loss) for the period[5]		Total comprehensive income for the period[5]
Kookmin Bank[1]	~~W~~	307,066,370	~~W~~	283,741,368	~~W~~	23,325,002	~~W~~	5,404,012	~~W~~	387,249	~~W~~	499,640
KB Securities Co., Ltd. [1,2,4]		32,382,795		28,198,439		4,184,356		318,212		15,951		15,220
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		739,619		95,183		94,288
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		430,705		6,710		20,053
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		30,204		14,001		12,971
KB Capital Co.,Ltd.[2]		7,428,372		6,640,305		788,067		102,770		19,239		19,426
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		15,242		2,007		1,868
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		13,453		5,954		6,037
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		10,018		1,914		2,915
KB Credit Information Co., Ltd.		27,973		7,647		20,326		8,903		(351)		(352)
KB Data System Co., Ltd.		27,037		12,655		14,382		15,067		(202)		(212)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

[3]	Operating income (revenue), profit(loss) and total comprehensive income are the amount of the previous quarter.
[4]	Operating income (revenue), profit(loss) and total comprehensive income are the amount occurred from formerly known as KB Investment&Securities Co., Ltd.
[5]	Attributable to parent company

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~1,635,084 million to Growth Investment First Co., Ltd. and other subsidiaries that issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 7 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~339,873 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the three-month period ended March 31, 2017, are as follows:

Company	Description

KB Microfinance Myanmer Co., Ltd.	Holds over than a majority of the ownership interests
KB KOLAO LEASING Co., Ltd.

Able Jungdong Co., Ltd. and 5 others	Holds the power in the case of default or providing lines of credit or ABCP purchase commitments or is exposed to variable returns due to acquisition of subordinated debt

KB Haeoreum private securities investment trust 70(Bond)	Exposed to variable returns due to the power that determines the management performance over the trust and holding significant amounts of the ownership interests.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

The subsidiaries excluded from consolidation during the year three-month period ended March 31, 2017, are as follows:

Company	Description

2014ABLEOPO 2ND Co.,Ltd. and 7 others	Lost the right of variable returns due to the releasing debt

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets	Fulfillment of Asset-backed securitization plan	Issuance of ABS and ABCP based on securitization assets

	Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates	Management of fund assets	Sales of beneficiary certificate instruments

	Investment in PEF and partnerships	Payment of fund fees and allocation of fund profits	Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

As of March 31, 2017 and December 31, 2016, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	March 31, 2017
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	96,569,559	~~W~~	23,406,648	~~W~~	605,790	~~W~~	32,989,964	~~W~~	4,324,307	~~W~~	157,896,268
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		1,954,586		74,776		—		17,241		—		2,046,603
Loans		748,385		2,989,733		24,500		21,915		212,375		3,996,908
Financial investments		6,121,240		7,867		306		3,795,048		20,362		9,944,823
Investment in associates		—		1,385		—		230,646		—		232,031
Other assets		13,246		11,002		17,263		302		38		41,851

	~~W~~	8,837,457	~~W~~	3,084,763	~~W~~	42,069	~~W~~	4,065,152	~~W~~	232,775	~~W~~	16,262,216

Liabilities
Deposits	~~W~~	542,940	~~W~~	758,468	~~W~~	—	~~W~~	37,891	~~W~~	4,670	~~W~~	1,343,969
Derivative financial liabilities		114		—		—		—		—		114
Other liabilities		16,990		—		—		—		—		16,990

	~~W~~	560,044	~~W~~	758,468	~~W~~	—	~~W~~	37,891	~~W~~	4,670	~~W~~	1,361,073

Maximum exposure to loss[1]
Holding assets	~~W~~	8,837,457	~~W~~	3,084,763	~~W~~	42,069	~~W~~	4,065,152	~~W~~	232,775	~~W~~	16,262,216
Purchase and investment commitments		659,568		—		—		1,193,806		—		1,853,374
Unused credit		2,738,684		—		—		85		38,986		2,777,755
Payment guarantee and loan commitments		278,200		1,611,766		—		—		—		1,889,966

	~~W~~	12,513,909	~~W~~	4,696,529	~~W~~	42,069	~~W~~	5,259,043	~~W~~	271,761	~~W~~	22,783,311

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	December 31, 2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	95,829,740	~~W~~	22,529,407	~~W~~	588,267	~~W~~	33,606,036	~~W~~	4,723,822	~~W~~	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956

Liabilities
Deposits	~~W~~	528,041	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,278,367
Other liabilities		658		—		—		—		—		658

	~~W~~	528,699	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,279,025

Maximum exposure to loss[1]
Holding assets	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

	~~W~~	11,419,706	~~W~~	4,424,338	~~W~~	64,155	~~W~~	5,509,130	~~W~~	227,158	~~W~~	21,644,487

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017		2016
Associates
KB Insurance Co., Ltd.	Interest income	~~W~~	12	~~W~~	14
	Interest expense		202		88
	Fee and commission income		8,994		2,608
	Fee and commission expense		1,021		—
	Gains on financial assets/liabilities at fair value through profit or loss		796		453
	Losses on financial assets/liabilities at fair value through profit or loss		18,717		8,740
	Other operating income		16,743		8,973
	Other operating expense		633		754
	General and administrative expenses		5,601		3,550
	Provision for credit loss		12		85
	Other non-operating income		51		22
	Other non-operating expense		—		1
Balhae Infrastructure Company	Fee and commission income		2,055		2,023
Korea Credit Bureau Co., Ltd.	Interest expense		24		18
	Fee and commission income		364		448
	Fee and commission expense		892		484
	General and administrative expenses		238		460
	Provision for credit loss		3		1
UAMCO., Ltd. [1]	Interest expense		—		1
	Fee and commission income		—		5
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		—		133
United PF 1st Recovery Private Equity Fund [1]	Interest expense		—		1
KB GwS Private Securities Investment Trust	Fee and commission income		210		214
Incheon Bridge Co., Ltd.	Interest income		2,424		2,280
	Interest expense		90		88
	Provision for credit loss		—		31
Jaeyang Industry Co., Ltd.	Reversal for credit loss		—		27
HIMS Co., Ltd.[1]	Interest income		—		9
	Provision for credit loss		—		385
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		96		173

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Aju Good Technology Venture Fund	Interest expense	4	—
KB Star Office Private Real Estate Investment Trust No.1	Interest income	91	92
	Interest expense	18	25
	Fee and commission income	107	108
RAND Bio Science Co., Ltd.	Interest expense	5	—
Inno Lending Co.,Ltd	Other non-operating expense	17	—
KBIC Private Equity Fund No. 3	Interest expense	—	4
	Fee and commission income	38	69
SY Auto Capital Co., Ltd.	Interest income	242	91
	Interest expense	14	—
	Fee and commission income	9	10
	Fee and commission expense	773	—
	Other operating income	145	815
	Other operating expense	46	17
	Other non-operating income	47	250
Kyobo 7 Special Purpose Acquisition Co., Ltd.	Provision for credit losses	44	—
Food Factory Co., Ltd.	Provision for credit losses	28	—
KB Pre IPO Secondary Venture Fund 1st	Fee and commission income	1	—
KB Private Equity Fund III	Fee and commission income	137	—
Wise Asset Management Co., Ltd.8	Interest expense	2	—
KB No.5 Special Purpose Acquisition Company[1]	Interest income	—	17
	Interest expense	—	10
	Gains on financial assets/liabilities at fair value through profit or loss	—	46
KB No.6 Special Purpose Acquisition Company[1]	Interest income	—	13
	Interest expense	—	14
	Gains on financial assets/liabilities at fair value through profit or loss	—	196
KB No.7 Special Purpose Acquisition Company[1]	Interest income	—	9
	Interest expense	—	9
	Losses on financial assets/liabilities at fair value through profit or loss	—	51
KB No.8 Special Purpose Acquisition Company	Interest income	19	18
	Interest expense	10	9
	Losses on financial assets/liabilities at fair value through profit or loss	87	69
KB No.9 Special Purpose Acquisition Company	Interest income	19	18
	Interest expense	9	10
	Fee and commission income	—	473

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

	Losses on financial assets/liabilities at fair value through profit or loss	107	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,640
KB No.10 Special Purpose Acquisition Company	Interest income	9	—
	Interest expense	5	—
	Losses on financial assets/liabilities at fair value through profit or loss	87	—
KB No.11 Special Purpose Acquisition Company	Interest income	5	—
	Losses on financial assets/liabilities at fair value through profit or loss	23	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	18	—
Other
Retirement pension	Interest expense	83	284
	Fee and commission income	202	177

[1]	Excluded from the Group’s related party as of March 31, 2017.

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		March 31, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.	Derivative financial assets	~~W~~	—	~~W~~	3,941
	Loans and receivables (Gross amount)		5,155		6,791
	Allowances for loan losses		7		9
	Other assets		26,910		23,341
	Derivative financial liabilities		7,737		13,545
	Deposits		6,318		9,883
	Debts		20,000		20,000
	Provisions		22		8
	Other liabilities		6,944		6,384
Balhae Infrastructure Company	Other assets		2,055		2,123
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		31		14
	Deposits		7,026		26,827
	Provisions		4		—
	Other liabilities		401		255
JSC Bank CenterCredit[2]	Cash and due from financial institutions		6		8
KB GwS Private Securities Investment Trust	Other assets		851		673

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)	205,656	209,105
	Allowances for loan losses	331	331
	Other assets	768	821
	Deposits	39,656	38,556
	Provisions	3	3
	Other liabilities	243	166
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets	96	98
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)	303	303
	Allowances for loan losses	6	6
	Other assets	7	7
Aju Good Technology Venture Fund	Deposits	2,825	1,201
	Other liabilities	1	1
Ejade Co., Ltd.	Deposits	2	2
Jungdong Steel Co., Ltd.	Deposits	3	3
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	241	136
	Deposits	6,731	6,682
	Other liabilities	41	50
RAND Bio Science Co., Ltd.	Deposits	1,968	2,356
	Loans and receivables (Gross amount)	1	1
	Other liabilities	12	12
Inno Lending Co.,Ltd	Deposits	1,726	1,902
isMedia Co.,Ltd[1]	Provisions	—	4
KBIC Private Equity Fund No. 3 [1]	Other assets	—	64
	Deposits	—	700
	Other liabilities	—	1
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	30,050	30,049
	Allowances for loan losses	32	32
	Other assets	99	108
	Deposits	10,530	3,997
	Provisions	29	29
	Other liabilities	335	70
Kyobo 7 Special Purpose Acquisition Co., Ltd.	Loans and receivables (Gross amount)	746	—
	Deposits	2,500	—
Food Factory Co., Ltd.	Loans and receivables (Gross amount)	472	—
KB Pre IPO Secondary Venture Fund 1st	Other assets	1,670	—
Builton Co., Ltd.	Loans and receivables (Gross amount)	1	—
	Deposits	581	—
Wise Asset Management Co., Ltd.	Deposits	466	—
	Other liabilities	1	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,207	2,235
	Loans and receivables (Gross amount)	2,239	2,490
	Deposits	2,323	2,342
	Other liabilities	12	3
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,334	2,441
	Loans and receivables (Gross amount)	2,299	2,584
	Deposits	2,375	2,399
	Other liabilities	15	6
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,611	1,698
	Loans and receivables (Gross amount)	1,320	1,495
	Deposits	1,733	1,754
	Other liabilities	13	8
KB No.11 Special Purpose Acquisition Company	Derivative financial assets	112	135
	Loans and receivables (Gross amount)	680	790
Key management	Loans and receivables (Gross amount)	1,545	1,982
	Other assets	2	2
	Deposits	11,842	8,217
	Insurance contract liabilities	566	413
	Other liabilities	122	139
Other
Retirement pension	Other assets	131	304
	Deposits	—	1,464
	Other liabilities	113	16,497

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of March 31, 2017.
[2]	Reclassified to assets held for sale during the three month periods ended March 31, 2017.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Significant loan transactions with related parties for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	6,791	~~W~~	—	~~W~~	(1,636)	~~W~~	—	~~W~~	5,155
Korea Credit Bureau Co., Ltd.		14		17		—		—		31
Incheon Bridge Co., Ltd.		209,105		8		(3,457)		—		205,656
Jaeyang Industry Co., Ltd.		303		—		—		—		303
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		1		—		—		—		1
SY Auto Capital Co., Ltd.		30,049		1		—		—		30,050
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		790		—		—		790
Food Factory Co., Ltd.		—		500		—		—		500
Builton Co., Ltd.		—		1		—		—		1
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		1,495		—		—		—		1,495
KB No.11 Special Purpose Acquisition Company		790		—		—		—		790

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	5,013	~~W~~	—	~~W~~	(182)	~~W~~	—	~~W~~	4,831
Korea Credit Bureau Co., Ltd.		19		12		—		—		31
UAMCO., Ltd. [2]		5		—		—		—		5
Incheon Bridge Co., Ltd.		231,674		—		(13,826)		—		217,848
Jaeyang Industry Co., Ltd.		—		—		—		1,499		1,499
HIMS Co., Ltd.[2]		—		3,500		—		—		3,500
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		34		20,000		(1)		—		20,033
KB No.5 Special Purpose Acquisition Company[2]		4,065		1,885		—		—		5,950
KB No.6 Special Purpose Acquisition Company[2]		3,420		1,710		—		—		5,130
KB No.7 Special Purpose Acquisition Company[2]		1,250		1,250		—		—		2,500
KB No.8 Special Purpose Acquisition Company		2,490		1,995		—		—		4,485
KB No.9 Special Purpose Acquisition Company		2,584		2,092		—		—		4,676

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of March 31, 2017.

Unused commitments to related parties as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		March 31, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.	Commitments of derivative financial instruments	~~W~~	165,651	~~W~~	251,833
	Unused commitments of credit card		55,245		20,859
Balhae Infrastructure Company	Purchase of security investment		13,371		13,371
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		2,099		116
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
Aju Good Technology Venture Fund	Purchase of security investment		16,269		18,000
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		50,000		50,000
	Unused commitments of credit card		81		89
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		10,000
	Unused commitments of credit card		100		101
isMedia Co.,Ltd[1]	Loan commitments in Korean won		—		1,260
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card		10		—
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		4
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		4		—
Key management	Loan commitments in Korean won		1,048		898

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of March 31, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Compensation to key management for the three-month periods ended March 31, 2017 and 2016, consists of:

(In millions of Korean won)
	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	619	~~W~~	15	~~W~~	394	~~W~~	1,028
Registered directors (non-executive)		189		—		—		189
Non-registered directors		2,100		75		2,928		5,103

	~~W~~	2,908	~~W~~	90	~~W~~	3,322	~~W~~	6,320

(In millions of Korean won)
	2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	604	~~W~~	16	~~W~~	(13)	~~W~~	607
Registered directors (non-executive)		205		—		—		205
Non-registered directors		1,320		52		697		2,069

	~~W~~	2,129	~~W~~	68	~~W~~	684	~~W~~	2,881

Details of assets pledged as collateral to related parties as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		March 31, 2017				December 31, 2016
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Associates
KB Insurance Co., Ltd.	Land and buildings	~~W~~	217,369	~~W~~	26,000	~~W~~	217,369	~~W~~	26,000
Investment securities			50,000		50,000		50,000		50,000

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2017 and 2016 (Unaudited), and December 31, 2016

Collateral received from related parties as of March 31, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)		March 31, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.	Investment securities	~~W~~	50,000	~~W~~	50,000
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment		65,000		65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		208		251
	Real estate		2,411		2,759

As of March 31, 2017, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate that consists of the Group and four other institutions, and provided subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders that consist of the Group and two other institutions

42. Event after the Reporting Period

On April 14, 2017, the board of directors of the Group resolved to conduct tender offers and a comprehensive stock swap to acquire all of the outstanding shares of KB Insurance Co., Ltd. (“KB Insurance”) and KB Capital Co., Ltd. (“KB Capital”) in order to increase its equity interest in KB Capital and KB Insurance to 100% and to convert such entities to wholly owned subsidiaries, through tender offers scheduled to expire in May 2017 and comprehensive stock swaps scheduled to be completed in July 2017.